

moderna

2021
proxy
statement

Table of contents

moderna

Notice of Annual Meeting of Stockholders

WEDNESDAY, APRIL 28, 2021
8:00 a.m., Eastern Time

www.virtualshareholdermeeting.com/MRNA2021

HOW TO VOTE

Review your proxy statement and vote in one of three ways:


Internet
www.proxyvote.com


Telephone
1-800-690-6903


Mail
Complete, sign, date, and return your proxy card or voting instruction form

YOUR VOTE IS IMPORTANT. Even if you plan to participate in the Annual Meeting, we urge you to submit your proxy in advance to ensure your shares are represented. This will not affect your right to participate in the meeting and to vote your shares at that time. For additional information on voting and participating in the meeting, please see "Information About the 2021 Annual Meeting of Stockholders" on page 58.

To the Stockholders of Moderna, Inc.:

You are cordially invited to the Annual Meeting of Stockholders of Moderna, Inc., which will be held on Wednesday, April 28, 2021, beginning at 8:00 a.m., Eastern Time, for the following purposes:

1. To elect three Class III directors, each to serve for a three-year term expiring at the 2024 annual meeting of stockholders;

2. To approve, on a non-binding, advisory basis, the compensation of our named executive officers;

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021; and

4. To transact such other business as may be properly brought before the Annual Meeting or any adjournment or postponement thereof.

The Annual Meeting will be conducted virtually due to the COVID-19 pandemic and related public health concerns. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/MRNA2021. You also will be able to vote your shares electronically during the Annual Meeting. For more information about our virtual Annual Meeting, please see "Information About the 2021 Annual Meeting of Stockholders" on page 58.

Our Board of Directors has fixed the close of business on March 1, 2021, as the Record Date for determining the stockholders that are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2020, are first being mailed on or about March 11, 2021, to all stockholders entitled to vote at the Annual Meeting. These materials also are available at www.proxyvote.com, using the control number provided with your materials.

By order of the Board of Directors,

S. Bancel

Stéphane Bancel
Chief Officer and Director
Cambridge, Massachusetts
March 10, 2021

Proxy Summary

This summary highlights certain information from this Proxy Statement, but does not contain all the information that you should consider. Please read the entire Proxy Statement before voting your shares. For more complete information regarding Moderna's 2020 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2020.



When
Wednesday, April 28, 2021,
at 8:00 a.m., Eastern time.



Where
The meeting will be held virtually at
www.virtualshareholdermeeting.com/MRNA2021



Record date
March 1, 2021

Meeting Agenda

The matters we will act upon at the Annual Meeting are:

Proposal	Board voting recommendation	Where to find more information
Elect three Class III directors, each for a three-year term	✓ **FOR** all nominees	Page 6
Approve, on a non-binding, advisory basis, the compensation of our named executive officers	✓ **FOR**	Page 28
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2021	✓ **FOR**	Page 56

Director Nominees

Name	Age	Independent	Principal occupation	Committees	Other public boards	Director since
Class III directors nominated for re-election for a three-year term						
Robert Langer, Sc.D.	72	✓	Academic Co-Founder, Moderna; David H. Koch Institute Professor, MIT	N&CG	4	2010
Elizabeth Nabel, M.D.	69	✓	EVP for Strategy, ModeX Therapeutics and Former President, Brigham Health	PD, N&CG	1	2015*
Elizabeth Tallett	71	✓	Former Principal, Hunter Partners	Audit (chair), C&T	4**	2020
Continuing directors						
Noubar B. Afeyan, Ph.D, *Chairman of the Board*	58	✓	Co-founder and Chairman, Moderna; CEO, Flagship Pioneering	N&CG (chair) PD	1	2010 Chairman since 2012
Stéphane Bancel	48		Chief Executive Officer, Moderna		1	2011
Stephen Berenson	60	✓	Managing Partner, Flagship Pioneering	Audit C&T (chair)	1	2017
Sandra Horning, M.D.	72	✓	Co-founder and Advisor, EQRx	PD (chair)	2	2020
François Nader, M.D.	64	✓	Former President, CEO and Executive Director, NPS Pharmaceuticals	C&T PD	2	2019
Paul Sagan	62	✓	Senior Advisor and Executive-in-Residence, General Catalyst	Audit C&T N&CG	1	2018

** Dr. Nabel was a director from December 2015 to July 2020, when she resigned from the Board after the NIH identified Brigham and Women's Hospital as one of 99 sites to be involved in the Phase 3 clinical trials of the Moderna vaccine to alleviate any potential concern about the conduct or outcome of the vaccine trials. Dr. Nabel was reappointed to the Board on March 10, 2021, after she stepped down from Brigham Health.*

*** Ms. Tallett has confirmed that she will be retiring from one of her public company boards in 2021, and will only serve on 4 total public boards (including Moderna) by the end of May 2021.*

2021 Board Highlights



9 directors



8 are independent



3 are women



6 have advanced degrees in a science field



4 Standing Committees*



13 meetings in 2020



99% board attendance

** Audit Committee. Nominating and Corporate Governance Committee. Compensation and Talent Committee. Product Development Committee.*

Age



1
1
3
Average age
64
4

Under 50 · 50-59 · 60-69 · 70 or older

Tenure



3
4
Average tenure
5.4 years
0
2

Less than 3 years · 3-5 years · 6-10 years · 10 or more years

Skills and Experience

Our directors represent a diverse range of skills and experience



Skill	Directors
CEO Experience	6
Digital	5
Drug Development	6
Drug Commercialization	4
Finance/Accounting	7
Government/Regulatory	6
Healthcare Industry	7
Human Capital Management	8
International Experience	7
Investor Experience	7
Manufacturing/Supply Chain	4
Science/Technology/R&D	6

2020 Performance

 **Produced Moderna COVID-19 Vaccine**

going from release of the genetic sequence for the coronavirus, development of a vaccine, through three-phase clinical trials to grant of Emergency Use Authorization from the U.S. FDA in just over 11 months.

 **17** million

doses of the Moderna COVID-19 Vaccine (mRNA-1273) delivered in 2020, including approximately 16.8 million to the U.S. Government and additional doses to Canada.

$11.7 billion

in total advance purchase agreements to provide more than 520 million doses of our COVID-19 Vaccine in 2021, as of December 31, 2020, with further agreements signed and options exercised in 2021.

 **24** development candidates

reflecting continued progress across the pipeline as of December 31, 2020, despite the pandemic, with 13 having entered the clinic, laying the groundwork for continued development of mRNA-based medicines beyond our COVID-19 vaccine.

 **$5.25** billion

in cash, cash equivalents and investments as of December 31, 2020, up from $1.26 billion as of December 31, 2019.

 **1,300** employees

as of December 31, 2020, representing a 59% increase over the prior year as we added colleagues to R&D, manufacturing and across our functions and in 4 countries outside the U.S. to facilitate the development and roll-out of our COVID-19 vaccine.

Governance Highlights

COVID Committee	Established COVID Committee of the Board to meet regularly to monitor and guide process for development and roll-out of our vaccine against COVID-19
Overboarding	Adopted overboarding limits for directors, limiting directors to a total of 4 public company boards (2 public company boards for current public company executives), to be implemented for any new director candidates or future board appointments for existing directors
ESG oversight	Updated charter for Nominating and Governance Committee to provide for oversight of environmental, social and governance (ESG) matters
Annual Self-Evaluation	Committed to annual self-evaluation, reflecting recent practice
Clawback policy	Adopted a clawback policy applicable to performance-based compensation for our Executive Committee, which would apply in the event of misconduct leading to a financial restatement or other improper conduct that causes the Company material financial, operational or reputational harm.

Compensation Highlights

Bonus payout	The Company's performance in 2020 resulted in annual cash bonuses at the top of the range for 2020, commensurate with the performance described above.
Stock Ownership Guidelines	Further strengthened our guidelines in February 2021 to require holding of shares acquired from vested and settled RSU awards and to require that the guidelines be met through ownership of full value shares (rather than giving credit for the value of vested but unexercised stock options).
Peer Group	Updated to reflect evolution of the Company, including increased market capitalization, first commercial product launch and anticipated revenues.
Evolving pay practices	In 2021, implementing performance-based restricted stock units (PSUs) for CEO and Executive Committee as part of the overall equity compensation mix, with goals focused on 3-year achievement of product development pipeline goals.

Proposal No. 1 Election of Directors

Our Board of Directors currently has nine members, who are divided into three equal classes with staggered three-year terms. At the Annual Meeting, three Class III directors will be elected for a three-year term. Each of these nominees is a Class III director whose current term is expiring. Each director will continue in office until the election and qualification of a successor or until such director's earlier death, resignation, or removal.

Nominees

Our Nominating and Corporate Governance Committee has recommended, and our Board of Directors has approved, Robert Langer, Sc.D., Elizabeth Nabel, M.D. and Elizabeth Tallett as nominees for election as Class III directors at the Annual Meeting.

Dr. Langer has served on Moderna's Board since 2010, Dr. Nabel served on the Board from December 2015 to July 2020, and was reappointed in March 2021, and Ms. Tallett joined the Board in July 2020. Ms. Tallett was originally recommended for the Board by a third-party search firm.

If you are a stockholder of record and you sign your proxy card or vote over the Internet or by telephone but do not give instructions with respect to the voting of directors, your shares will be voted FOR the election of Dr. Langer, Dr. Nabel and Ms. Tallett. We expect that the nominees will serve if elected. However, if a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, proxies will be voted for any nominee who is designated by our Board of Directors to fill the resulting vacancy. If you own your Moderna stock through a broker, bank, or other nominee and you do not give voting instructions, then your shares will not be voted on this matter. For more information, please see "Information About the 2021 Annual Meeting of Stockholders—What if I do not specify how my shares are to be voted?" on page 60.

Vote Required

The election of the Class III directors requires a plurality vote of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon to be approved.

✓ **The Board of Directors recommends a vote "FOR" the election of each of the three nominees as Class III directors to serve for a three-year term.**

Information About Moderna's Directors

Nominees



Age: **72**

Director
since: **2010**

Independent

Committees:
Nominating and
Corporate
Governance

2020 attendance:
100%

Robert Langer, Sc.D.

Qualifications

Dr. Langer is qualified to serve on our Board of Directors because of his pioneering academic work, extensive medical and scientific knowledge and experience, and previous service on public company boards of directors.

Other Public Boards
- Frequency Therapeutics (since 2016)
- Seer, Inc. (since 2020)
- Puretech Health plc (since 2015)
- Abpro Korea (since 2020)
- Rubius Therapeutics, Inc. (2015-2019)
- Kala Pharmaceuticals, Inc. (2009-2018)

Education
- B.S. in chemical engineering from Cornell University
- Sc.D. in chemical engineering from the Massachusetts Institute of Technology

Dr. Langer has been an Institute Professor at the Massachusetts Institute of Technology since 2005, and prior to that was a Professor at MIT since 1977. Dr. Langer served as a member of the Science Board to the U.S. Food and Drug Administration from 1995 to 2002, including as chairman for three years.



Age: **69**

Director
since: **2015***

Independent

Committees:
- Nominating and Corporate Governance

- Product Development

2020 attendance:
100%

Elizabeth Nabel, M.D.

Qualifications

Dr. Nabel is qualified to serve on our Board of Directors because of her extensive experience in the health care field, including senior positions with hospital administration, research universities and governmental organizations.

Other Public Boards
- Medtronic plc (since 2014)

Education
- B.A. from St. Olaf College
- M.D. from Cornell University Medical College
- Postgraduate training in internal medicine and cardiovascular diseases at Brigham and Women's Hospital and Harvard University

Dr. Nabel was a member of our Board of Directors from December 2015 to July 2020, and was reappointed to the Board in March 2021. Since March 1, 2021, Dr. Nabel is Executive Vice President for Strategy at ModeX Therapeutics, a new biotechnology company focused on immunotherapies for cancer and viral diseases. Through February 2021, Dr. Nabel served as the President of Harvard University-affiliated Brigham Health, which includes Brigham and Women's Hospital, Brigham and Women's Faulkner Hospital, and the Brigham and Women's Physician Organization, a position she held from 2010. Dr. Nabel was also a Professor of Medicine at Harvard Medical School from 2010 to 2021. Prior to joining Brigham Health, Dr. Nabel held a variety of roles, including Director, at the National Heart, Lung and Blood Institute at the National Institutes of Health, a federal agency funding research, training and education programs to promote the prevention and treatment of heart, lung and blood diseases, from 1999 to 2009. She is an elected member of the National Academy of Medicine of the National Academy of Sciences.

* Dr. Nabel resigned from the Board in July 2020 after Brigham and Women's Hospital was identified by NIH as one of 99 clinical sites for the Phase 3 trial of the Moderna COVID-19 Vaccine, to alleviate any potential concern about the conduct or outcome of the vaccine trials. Dr. Nabel was reappointed to the Board on March 10, 2021, after she stepped down from Brigham Health.



Age: 71

Director
since: **2020**

Independent

Committees:
- Audit
- Compensation and Talent

2020 Attendance:
100%

Elizabeth Tallett

Qualifications

Ms. Tallett is qualified to serve on our Board of Directors because of her extensive professional experience with growing healthcare companies, which has given her an in-depth understanding of the opportunities and challenges facing commercial-stage pharmaceutical companies. Ms. Tallett also has extensive experience as a public company director.

Other Public Boards
- Anthem Inc. (since 2013), Chair since 2018
- Principal Financial Group (since 2001), chair of HR and Compensation Committee, Lead Director for 12 years
- Meredith Corp., Inc. (since 2008), Lead Independent Director since 2020
- Qiagen, Inc. (since 2011)
- Coventry Health Care, Inc. (2004-2013), Lead Director for 10 years
- Varian, Inc. (1996-2010)
- IntegraMed America Inc. (1998-2008)

Education
- Nottingham University with a dual first class honours degree in mathematics and economics

Ms. Tallett has spent more than 35 years in strategic leadership and operational roles in worldwide biopharmaceutical and consumer products industries, including as principal of Hunter Partners, President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, and member of the Parke-Davis Executive Committee. Ms. Tallett was a founding member of the Biotechnology Council of New Jersey and chairs the board of trustees at Solebury School in Pennsylvania. She was named a Financial Times Outstanding Director of the year in 2015 and recognized as one of the National Association of Corporate Directors (NACD) Directorship 100 honorees in 2019.

Continuing Directors



Age: 58

Director
since: **2010**

Chairman
since: **2012**

Term
expires: **2022**

Independent

Committees:
- Nominating and Corporate Governance (chair)
- Product Development

2020 Attendance:
96%

Noubar B. Afeyan, Ph.D.

Qualifications

Dr. Afeyan's significant experience co-founding, leading, and investing in numerous biotechnology companies, and his long history with Moderna, make him a valuable resource to our Board of Directors.

Other Public Boards
- Rubius Therapeutics, Inc. (since 2013)
- Seres Therapeutics, Inc. (2012-2020)
- Evelo Biosciences, Inc. (2014-2019)
- Kaleido Biosciences, Inc. (2015-2019)
- BG Medicine, Inc. (2005-2011)

Education
- B.S. in chemical engineering from McGill University
- Ph.D. in biochemical engineering from the Massachusetts Institute of Technology

Dr. Afeyan founded Flagship Pioneering and serves as its Senior Managing Partner and Chief Executive Officer. He currently serves on the boards of numerous privately held companies. Dr. Afeyan is a visiting lecturer of business administration at Harvard Business School and was previously a senior lecturer at MIT's Sloan School of Management, where he taught courses on technology-entrepreneurship, innovation, and leadership.



Age: **48**

Director
since: **2011**

Term
expires: **2022**

Committees:
none

2020 Attendance:
100%

Stéphane Bancel

Qualifications

Mr. Bancel has extensive leadership experience in the healthcare industry, experience as a director of public and private companies, and in-depth knowledge of Moderna's operations from his decade as CEO.

Other Public Boards
- Qiagen N.V. (since 2013)
- Syros Pharmaceuticals, Inc. (2013-2017)

Education
- Master of Engineering degree from École Centrale Paris
- Master of Science in chemical engineering from the University of Minnesota
- M.B.A. from Harvard Business School

Mr. Bancel has served as our Chief Executive Officer since October 2011. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. From July 2000 to March 2006, he served in various roles at Eli Lilly and Company, including as Managing Director, Belgium, and as Executive Director, Global Manufacturing Strategy and Supply Chain. Prior to Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux. He is currently a Venture Partner at Flagship Pioneering and a trustee of the Museum of Science in Boston.



Age: **60**

Director
since: **2017**

Term
expires: **2023**

Independent

Committees:
- Compensation and Talent (chair)
- Audit

2020 Attendance:
100%

Stephen Berenson

Qualifications

Mr. Berenson is qualified to serve on our Board of Directors because of his financial experience, deep understanding of capital raising, mergers & acquisitions, public company board governance, shareholder engagement, regulation and risk management, obtained through a long career in investment banking and through his work at Flagship Pioneering guiding the growth and development of biotech companies.

Other Public Boards
- Seres Therapeutics, Inc. (since 2019), Chair since 2019

Education
- S.B. in mathematics from the Massachusetts Institute of Technology

Mr. Berenson is a Managing Partner at Flagship Pioneering. Prior to that, Mr. Berenson spent 33 years as an investment banker at J.P. Morgan. During his last twelve years at J.P. Morgan, Mr. Berenson was Vice Chairman of Investment Banking and focused on providing high-touch strategic advice and complex transaction execution to leading companies across all industries globally. He was co-founder of J.P. Morgan's Global Strategic Advisory Council and co-founder of the firm's Board Initiative. He serves on the Board of Directors of CiBO Technologies, Inc.



Age: **72**

Director
since: **2020**

Term
expires: **2023**

Independent

Committees:
- Product Development (chair)

2020 Attendance:
100%

Sandra Horning, M.D.

Qualifications

Dr. Horning is qualified to serve on our Board of Directors because of her medical knowledge, significant experience in the field of oncology and her product development leadership experience across multiple therapeutic areas.

Other Public Boards
- Gilead Sciences, Inc. (since 2020)
- Olema Pharmaceuticals, Inc. (since 2020)

Education
- M.D. from the University of Iowa School of Medicine
- Completed internal medicine training at the University of Rochester
- Post-graduate fellowship in Oncology and Cancer Biology at Stanford University

Dr. Horning was the Chief Medical Officer and Global Head of Product Development of Roche, Inc., from 2014 until her retirement in 2019, and, previous to that, Global Head of Oncology Clinical Science at Roche from 2009 to 2013. Prior to Roche, Dr. Horning spent 25 years as a practicing oncologist, investigator and tenured Professor of Medicine at Stanford University School of Medicine, where she remains a Professor of Medicine Emerita. From 2005 to 2006 she served as President of the American Society of Clinical Oncology. From 2015 to 2018, Dr. Horning served on the Foundation Medicine Board of Directors. She is currently an adviser to and director of EQRx.



Age: **64**

Director since: **2019**

Term expires: **2022**

Independent

Committees:
- Compensation and Talent
- Product Development

2020 Attendance: 100%

François Nader, M.D.

Qualifications
Dr. Nader is qualified to serve on our Board of Directors because of his extensive experience in integrated healthcare markets, medical and regulatory affairs and governance expertise from his service on numerous boards of directors.

Other Public Boards
- Acceleron Pharma Inc. (since 2014), Chair since 2015
- Alexion Pharmaceuticals, Inc. (since 2017)
- Prevail Therapeutics Inc. (2018-2021)
- Clementia Pharmaceuticals Inc. (2014-2019)
- Advanced Accelerator Applications S.A. (2016-2018)
- Baxalta Inc. (2015-2016)
- Trevena Inc. (2014-2015)
- NPS Pharmaceuticals (2008-2015)

Education
- French doctorate in medicine from St. Joseph University in Lebanon
- Physician Executive M.B.A. from the University of Tennessee

Dr. Nader served as President, Chief Executive Officer and Executive Director of NPS Pharmaceuticals from 2008 until 2015, when the company was acquired. During his tenure as CEO, Dr. Nader transformed NPS Pharma into a leading global biotechnology company focused on delivering innovative therapies to patients with rare diseases. Prior to NPS, Dr. Nader was a venture partner at Care Capital. He previously served on Aventis Pharma's North America Leadership Team, holding a number of executive positions in integrated healthcare markets and medical and regulatory affairs. Dr. Nader previously led global commercial operations at the Pasteur Vaccines division of Rhone-Poulenc. He is chairman of the board at Talaris Therapeutics, Inc. and an advisor for SVB Leerink. Dr. Nader is the past Chairman of BioNJ, New Jersey's biotechnology trade organization, and previously served on the board of the Biotechnology Industry Organization.



Age: **62**

Director since: **2018**

Term expires: **2023**

Independent

Committees:
- Audit
- Compensation and Talent
- Nominating and Corporate Governance

2020 Attendance: 100%

Paul Sagan

Qualifications
Mr. Sagan is qualified to serve on our Board of Directors because of his extensive expertise and leadership experience in the technology and venture capital fields and as a public company executive and director.

Other Public Boards
- VMware, Inc. (since 2014)
- Akamai Technologies, Inc. (2005-2019)
- EMC Corp. (2007-2016)
- iRobot, Inc. (2010-2015)
- Dow Jones & Co. (2007)
- Digitas, Inc. (2006-2007)

Education
- B.S. from the Medill School of Journalism at Northwestern University

Mr. Sagan is a senior advisor and Executive in Residence (XIR) at General Catalyst, a venture capital firm, since August 2020 and previously from January 2014 until January 2018, and he served the firm as a Managing Director from January 2018 until August 2020. From April 2005 to January 2013, Mr. Sagan served as Chief Executive Officer at Akamai Technologies, Inc. (Nasdaq: AKAM) and was President from May 1999 to September 2010 and from October 2011 to January 2013.

Governance

Composition of our Board of Directors

Our Board currently consists of nine members, but the Board has the authority to increase or decrease that size depending on an assessment of its needs and other relevant circumstances at any given time.

Our Nominating and Corporate Governance Committee and our Board of Directors consider a broad range of factors when selecting nominees. We strive to identify candidates who will further the interests of our stockholders. Among other things, we expect that all of our directors will have the following experience and traits:

- an established record of professional accomplishment at a strategic or policymaking level in a business, government, non-profit, or academic organization of high standing;
- the ability to contribute positively to the board's collaborative culture;
- knowledge of our business;
- understanding of the competitive landscape facing our business; and

- expertise relevant to our growth and business strategy.

In addition, every nominee must have sufficient time and availability to devote to Moderna's affairs, a reputation for high ethical and moral standards, an understanding of the fiduciary responsibilities assumed by public company directors, and a demonstrated commitment to our values of quality, integrity and respect.

In building our Board, we also believe that the following skills and experiences, while not exhaustive, are helpful in ensuring that our directors collectively possess the skills and backgrounds necessary for us to execute on our strategic plans and to exercise the Board's oversight responsibilities on behalf of our shareholders. Skills and experiences shown below are generally reflective of the individual having worked in the area, rather than experience obtained as a director in the relevant field.

Skill/Experience	Afeyan	Bancel	Berenson	Horning	Langer	Nabel	Nader	Sagan	Tallett
CEO Experience	✓	✓				✓	✓	✓	✓
Digital		✓	✓			✓		✓	✓
Drug Development	✓	✓		✓	✓		✓		✓
Drug Commercialization		✓		✓			✓		✓
Finance/Accounting	✓	✓	✓			✓	✓	✓	✓
Government/Regulatory	✓			✓	✓	✓	✓		✓
Healthcare Industry	✓	✓		✓	✓	✓	✓		✓
Human Capital Management	✓	✓	✓	✓		✓	✓	✓	✓
International Experience	✓	✓	✓			✓	✓	✓	✓
Investor Experience	✓	✓	✓		✓		✓	✓	✓
Manufacturing/Supply Chain	✓	✓					✓		✓
Science/ Technology / R&D	✓	✓		✓	✓	✓	✓		

Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation, or removal. Directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of the Board, may be filled only by vote of a majority of the directors then in office.

Staggered Board

Our Board of Directors is divided into three classes with staggered terms. At each annual meeting of stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The division of our Board of Directors into three classes with staggered terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Stockholder Recommendations for Director Nominations

The Nominating and Corporate Governance Committee welcomes recommendations from stockholders for director nominees. These nominees will be evaluated in the same manner as nominees that come to the committee's attention from other sources.

To suggest a director nominee, a stockholder should send the following information to 200 Technology Square, Cambridge, Massachusetts 02139, (617) 714-6500, Attention: Corporate Secretary:

- the name, age, business address and residence address of the nominee,
- the principal occupation or employment of the nominee,
- the class and number of shares that are held of record or are beneficially owned by the nominee, including any derivative positions held or beneficially held,
- whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any Moderna securities, and a description of any other agreement, arrangement, or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee,

- a description of all arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the stockholder or concerning the nominee's potential service on the Board of Directors,
- a written statement executed by the nominee acknowledging that as a director the nominee will owe fiduciary duties under Delaware law with respect to Moderna and its stockholders, and
- all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

The Nominating and Corporate Governance Committee may seek further information from or about the stockholder making the recommendation and the director candidate, including information about all business and other relationships between the director candidate and the stockholder.

Director Independence

Our Corporate Governance Guidelines provide that at least a majority of the members of the Board must meet the independence standards prescribed by rules of The Nasdaq Stock Market. Our Board of Directors has determined that all current directors except Mr. Bancel, our Chief Executive Officer, are independent, as defined by the Securities and Exchange Commission ("SEC") and Nasdaq rules. In making this determination, the Board considered the relationships that each non-employee director has with Moderna and other relevant facts and circumstances. In particular, our Board of Directors considered the association of our directors with entities that hold more than 5% of our common stock. There are no family relationships among any of our directors or executive officers.

Directors must notify the Chair of the Nominating and Corporate Governance Committee in connection with any significant change in employment status so we can fully assess the potential for conflicts or other factors that may compromise the director's independence. At least annually, the Board will evaluate all relationships between Moderna and each director in light of relevant facts and circumstances for the purpose of determining whether a material relationship exists that might signal a potential conflict of interest or otherwise interfere with such director's ability to satisfy his or her responsibilities as an independent director.

Board Leadership Structure

Currently, the role of Chairman of the Board is separated from the role of Chief Executive Officer. Our Chief Executive Officer is responsible for recommending strategic decisions and capital allocation to the Board and for ensuring the execution of the recommended plans. The Chairman is responsible for leading the Board of Directors in its fundamental role of providing advice to and independent oversight of management. While our bylaws and corporate governance guidelines do not require that our Chairman and Chief Executive Officer positions be separate, our Board of Directors believes that having separate positions is appropriate for us at this time and demonstrates our commitment to good corporate governance.

Board's Role in Risk Oversight

Management is responsible for the day-to-day management of Moderna's risks, while our Board of Directors, as a whole and through its committees, is responsible for overseeing risk management. In its risk oversight role, our Board of Directors must satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as intended.

The Board exercises its oversight primarily through its committees. The full Board of Directors (or the appropriate committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact, and the steps we take to manage them. When a Board committee is responsible for evaluating and overseeing the management of a particular risk, the Chair of the relevant committee reports on the discussion to the full Board of Directors so the Board can coordinate the risk oversight role among the relevant parties.

Limits on Board Service

Carrying out the duties and fulfilling the responsibilities of a director requires a significant commitment of time and attention. The Board recognizes that excessive time commitments can interfere with an individual's ability to carry out and fulfill his or her duties effectively. In connection with its assessment of director candidates for nomination, the Board will assess whether the performance of any director has been or is likely to be adversely affected by excessive time commitments, including service on other boards.

Consistent with this belief, the Board amended its Corporate Governance Guidelines in 2020 to adopt overboarding limits. Under the revised Guidelines, directors who also serve as executives of public companies should not serve on more than one board of a public company in addition to the Moderna board, and other directors should not serve on more than three other boards of public companies in addition to the Moderna board, absent special circumstances, such as a period of transition.

Application to Dr. Langer. In applying these limits to the nomination of Dr. Langer, the Nominating and Governance Committee considered the fact that Dr. Langer served on four other public boards prior to the adoption of the overboarding limits mentioned above. Dr. Langer has also indicated he will not take on any new public board commitments that would cause him to exceed the overboarding limits to the extent he comes off any other boards. In allowing for a transition period for Dr. Langer, the Committee took into account that he continues to make significant contributions to Moderna both inside and outside Board and committee meetings, he has a perfect attendance record for Board and committee meetings in 2020, and he provides valuable insight as one of the Company's largest shareholders and founding directors.

Application to Ms. Tallett. In applying the overboarding limits to Ms. Tallett, the Nominating and Governance Committee noted that while Ms. Tallett currently serves on four public boards in addition to the Moderna board, she will be retiring from one of those boards at its upcoming annual meeting, bringing her into compliance with the requirement by the end of May 2021. In addition, the Committee noted that Ms. Tallett also had perfect attendance for Board and committee meetings in 2020, and made substantial contributions to the Board in her first year, including taking on responsibility as Chair of the Audit Committee in January 2021.

Directors must notify the Chair of the Nominating and Corporate Governance Committee in connection with accepting a seat on the board of directors of another business so we can fully assess the potential for conflicts or other factors that may compromise the director's ability to carry out his or her duties.

Age and Term Limits

The Board does not believe that arbitrary limits on the number of consecutive terms a director may serve or on the directors' ages are appropriate in light of the substantial benefits resulting from a sustained focus on Moderna's business, strategy, and industry over a significant period of time.

Governance Documents

We have adopted a Code of Business Conduct and Ethics that applies to our Board of Directors and all of our officers and employees. In addition, we have adopted Corporate Governance Guidelines that formalize certain fundamental board policies and practices. Both of these documents are available on the "Investors—Corporate Governance" section of our website, https://investors.modernatx.com.

Since our last Annual Meeting of shareholders, we have updated our Corporate Governance Guidelines and other policies to implement the following changes:

Overboarding	Implement overboarding limits regarding service on the boards of public companies for our Board of Directors (see "Limits on Board Service" above).
Self-Evaluation	Require annual self-evaluations for the Board of Directors, rather than periodic evaluations.
Executive Sessions	Require no fewer than three executive sessions of the Board of Directors each year without management directors present—a practice already implemented by our Board of Directors, though not reflected in our policies.
Clawbacks	Adopted a clawback policy applicable to performance-based compensation for our Executive Committee, which applies in the event of misconduct leading to a financial restatement or other improper conduct that causes the Company material financial, operational or reputational harm.
Stock Ownership Guidelines	Further strengthened our guidelines in February 2021 to require holding of shares acquired from vested and settled RSU awards and to require that the guidelines be met through ownership of long shares (rather than giving credit for the value of vested but unexercised stock options).

Board Highlights for 2020

During 2020, our Board of Directors was highly engaged in providing strategic oversight of our efforts to develop our COVID-19 vaccine, overseeing our activities to prepare to be a global commercial pharmaceutical company, as well as continuing to oversee developments across the rest of our pipeline.

When the seriousness of the SARS-CoV-2 outbreak became clear in January 2020, our Board was engaged in the early decision to collaborate with the National Institutes of Health ("NIH") in designing a vaccine, which quickly led to the development of mRNA-1273, our COVID-19 vaccine. As the situation continued to evolve, it became increasingly clear that if Moderna's vaccine candidate were to play a role in curbing the spread of SARS-CoV-2, additional capital would be needed to help fund our development efforts. The Board of Directors authorized an equity offering in February 2020, expecting that the use of some of the proceeds would enable the Company to have sufficient resources to further the development of a potential vaccine. On March 11, the World Health Organization ("WHO") declared the spread of SARS-CoV-2 a pandemic, and the dosing of the first patient in a Phase 1 clinical trial with mRNA-1273 occurred days later.

By early spring, much of the Company's focus was trained on developing mRNA-1273, and the Board responded to the need for rapid evaluation of next steps and decision making by creating a COVID Committee of the Board of Directors. The COVID Committee met regularly throughout the rest of the year to review the Company's development efforts for mRNA-1273. This Committee oversaw the preparations for and launch of further clinical trials and provided oversight of our efforts to scale our manufacturing capacity as we worked with contract manufacturing organizations to make an unprecedented product launch possible. The Committee brought in outside experts to supplement our directors' existing expertise to advise on certain aspects of the vaccine's development and possible launch.

Securing capital to fund the vaccine's development was a significant focus, and at the Board's direction, we undertook a second equity offering in May 2020. In addition, we agreed with BARDA in April and July that they would reimburse up to $955 million in costs related to the vaccine's development, helping ensure that we could move quickly while also mitigating the financial risk associated with the vaccine's development. Our Board and COVID Committee were also engaged in high-level decisions related to our clinical trials, including our decision in September 2020 to slow enrollment in the Phase 3 clinical trial to ensure that participants were representative of the diversity of the communities impacted by COVID-19. As we continued to receive favorable data from our clinical trials, our Board was also engaged in overseeing the at-risk scaling of our manufacturing, commercial and regulatory capabilities to facilitate the launch of mRNA-1273, both in the U.S. and abroad, should it receive regulatory authorization.

Within our standing committees of the Board, parallel efforts were undertaken to keep pace with these developments, as further described on the following pages. Our Nominating Committee had already taken a significant step toward enhancing the Board's oversight of a potential commercial launch through the additions of Dr. François Nader and Dr. Sandra Horning to the Board in late 2019 and early 2020, respectively. In July 2020, we welcomed Elizabeth Tallett to the Board, an experienced director with pharmaceutical industry and financial expertise. Ms. Tallett now chairs the Audit Committee, which has overseen an evolution in our financial reporting and our approach to risk management as we become a commercial company. Our Compensation Committee is overseeing a progression in our approach to talent management and compensation as we go through a rapid period of growth and commercialization. Lastly, our Product Development Committee continues to oversee our approach to vaccine developments for COVID-19

(including variants and boosters) while providing strategic oversight for the clinical development of our current and expanding pipeline.

Throughout the last year, the Board has remained engaged in ensuring that we also continue to look beyond COVID-19 and the current pandemic. As we look forward, the Board is focused on ensuring that we meet our first strategic priority of maximizing the impact of access to the Moderna COVID-19 Vaccine and value creation from this product. We believe this will lay the foundation for executing on our other strategic priorities, allowing to us continue to advance our Mission for patients and deliver value to our shareholders, our employees, our communities and our partners.

Board Committees

As described below, our Board of Directors has established four committees: Audit, Compensation and Talent, Nominating and Corporate Governance, and Product Development. The Board of Directors may establish other committees from time to time. All members of all four Board committees are independent

directors. The charters for the Audit, Compensation and Talent, and Nominating and Corporate Governance Committees are available on the "Investors—Corporate Governance" section of our website, https://investors.modernatx.com.

Audit Committee

Members:
- **Ms. Tallett**
  (Chair since January 2021)
- **Mr. Sagan**
  (Chair from April to December 2020)
- **Mr. Berenson**

Meetings in 2020: 8

Independence:
Our Board of Directors has determined that each member of the Audit Committee meets the heightened independence requirements for audit committee members prescribed by the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the Audit Committee.

Financial experts:
Our Board of Directors has determined that Ms. Tallett, Mr. Berenson and Mr. Sagan is each an "audit committee financial expert," as defined in the applicable SEC rules.

The Audit Committee's responsibilities include:
- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
- reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures, as well as the critical accounting policies and practices we use;
- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
- establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
- recommending, based upon review and discussions with management and our independent registered public accounting firm, whether our audited financial statements should be included in our Annual Report on Form 10-K;
- monitoring the integrity of our financial statements and compliance with legal and regulatory requirements as they relate to our financial statements and accounting;
- preparing the Audit Committee Report required by SEC rules to be included in our annual proxy statement;
- reviewing all related person transactions for potential conflicts of interest and approving all appropriate transactions; and
- reviewing quarterly earnings releases.

Representative, recent discussion topics
- Review of accounting and disclosure implications and internal controls resulting from the commercialization of mRNA-1273
- Overview of plans for developing the company's compliance and commercial organizations as part of the launch of mRNA-1273
- Enterprise risk management
- Cybersecurity
- Updates to investment strategies and preservation of capital

Compensation and Talent Committee

Members:
- **Mr. Berenson** *(Chair)*
- **Mr. Nader** *(since February 2021)*
- **Mr. Sagan**
- **Ms. Tallett**

Meetings in 2020: 12

Independence:
Our Board of Directors has determined that each member of the Compensation and Talent Committee meets the heightened independence requirements for compensation committee members prescribed by Nasdaq.

The Compensation and Talent Committee's responsibilities include:

- reviewing and establishing our overall management compensation, philosophy, and policy;
- annually reviewing and recommending to the Board of Directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;
- evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and, based on such evaluation, recommending to the Board of Directors for approval the primary elements of the CEO's Compensation;
- approving the cash and equity compensation of our other executive officers;
- overseeing and administering our compensation and similar plans;
- reviewing the Company's approach to talent management, including recruitment, retention, succession planning, and belonging, diversity and inclusion initiatives;
- reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters, evaluating and assessing the independence of potential and current compensation advisors, and approving the compensation of any compensation advisors;
- reviewing and approving our policies and procedures for the grant of equity-based awards;
- reviewing and recommending to the Board of Directors the compensation of our directors; and
- preparing the Compensation Committee Report required by SEC rules to be included in our annual proxy statement.

Representative, recent discussion topics

- Recruitment and talent strategy for new executive hires, including new Chief Financial Officer, Chief Corporate Affairs Officer and Chief Commercial Officer
- Updates to compensation practices, including implementation of performance-based restricted stock units, or PSUs
- Updates to Stock Ownership Guidelines
- Evolution of peer group
- Review of overall talent pipeline and evolution of strategies related to belonging, diversity and inclusion, including representation of ethnic and gender diversity at various levels of the organization

Nominating and Corporate Governance Committee

Members:
- **Dr. Afeyan** *(Chair)*
- **Dr. Langer**
- **Dr. Nabel** *(since March 2021)*
- **Dr. Nader** *(until February 2021)*
- **Mr. Sagan** *(since February 2021)*

Meetings in 2020: 5

The Nominating and Corporate Governance Committee's responsibilities include:

- developing and recommending to the Board of Directors the criteria for Board and committee membership;
- establishing procedures for identifying and evaluating Board of Director candidates, including nominees recommended by stockholders;
- reviewing the composition of the Board of Directors to ensure its members have the appropriate skills and expertise to oversee Moderna;
- recommending to the Board of Directors the persons to be nominated for election as directors and to each of the Board's committees;
- reviewing and recommending to the Board of Directors the appropriate corporate governance guidelines;
- overseeing the evaluation of our Board of Directors; and
- reviewing environmental, social and governance (ESG) matters pertaining to the Company, including ESG policies and initiatives.

Representative, recent discussion topics

- Director recruitment, resulting in appointments of Sandra Horning (April 2020) and Elizabeth Tallett (July 2020), and re-appointment of Elizabeth Nabel (March 2021)
- Approach to governance engagement with institutional shareholders
- Updates to governance practices, including overboarding policy, approach to evaluations, ESG matters
- Review of director skills and areas for potential focus for future searches



Product Development Committee

Members:
- **Dr. Horning** *(Chair)*
- **Dr. Afeyan**
- **Dr. Nader**
- **Dr. Nabel** *(since March 2021)*

Meetings in 2020: 6

The Product Development Committee's responsibilities include:
- assessing our product development strategy;
- reviewing product development plans for our pipeline; and
- evaluating recommendations made by management related to the further preclinical and clinical development of our programs.

Representative, recent discussion topics:
- Development plans for the Moderna pipeline following the commercial launch of mRNA-1273
- Clinical trial plans for the Company's pipeline products
- Competitive landscape for the Company's pipeline products

Board and Committee Meetings

Each director is expected to make reasonable efforts to attend all Board and applicable committee meetings. Attendance rates will be taken into account by the Nominating and Corporate Governance Committee and the Board when they assess directors for re-nomination to the Board.

The full Board of Directors met 13 times in formal meetings during 2020, in addition to holding frequent calls and informal sessions. Each director attended (virtually or in person) at least 96% of the aggregate meetings of the Board (held while such person was a director) and meetings held by all committees of the Board on which such person served.

The non-management directors meet at regularly scheduled executive sessions without management participation, and executive sessions with only independent directors are held regularly. We recently amended our Corporate Governance Guidelines to require these sessions to be held at least three times per year. When the Chair of the Board is a non-management director and an independent director (as is currently the case), then the Chair of the Board presides at these meetings. If the Chair of the Board is not independent, then the director who presides at these meetings will be chosen by the non-management directors.

Director Onboarding and Continuing Education

Moderna conducts an orientation program for each new director to familiarize that individual with our business and strategic plans, key policies and practices, principal officers and management structure, auditing and compliance processes, and Code of Business Conduct and Ethics. The Nominating and Corporate Governance Committee is responsible for periodically providing materials or briefing sessions for continuing directors on topics that will assist them in discharging their duties.

Board Self-Evaluation

In practice, our Board has conducted a self-evaluation annually, and in 2020 we updated our Corporate Governance Guidelines to require an annual self-evaluation (rather than committing to do so only periodically). The Board self-evaluation is designed to assess whether the Board and its committees are functioning effectively. Individual Board committees may conduct self-evaluations for the same purpose. Any such evaluation will consider the performance of the Board or the committee, as the case may be, as a unit (rather than the performance of any individual director). The Nominating and Corporate Governance Committee oversees our annual self-evaluation process.

In 2020, the Board's self-evaluation was conducted late in the summer by an outside third-party who conducted individual interviews with each of our directors regarding the Board's operations. The reviewer then provided a report out to the entire Board at a meeting in fall 2020 to review and discuss the feedback.

In the past these self-evaluations have informed decisions regarding Board operations and Board composition, which have been acted upon by the Nominating and Corporate Governance Committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation and Talent Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

How to Contact the Board

Any person, whether or not an employee, who has a concern about Moderna's conduct, including with respect to accounting, internal accounting controls, or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our Compliance Officer, who is the designated contact for these purposes. Contact may be made:

- By e-mail to ComplianceOfficer@modernatx.com (anonymity cannot be maintained);
- In writing (which may be done anonymously), by mail to Moderna, Inc., Attention: Compliance Officer, 200 Technology Square, Cambridge, Massachusetts 02139;
- Online at https://www.whistleblowerservices.com/Moderna (which may be done anonymously); or

- By calling the Compliance Hotline at 866-265-3948, which is managed by a third-party that is required to maintain the anonymity of the caller if so requested.

If you wish to communicate directly with the Audit Committee, you may do so:

- In writing (which can be done anonymously), by mail to Moderna, Inc., Attention: Chair of the Audit Committee, 200 Technology Square, Cambridge, Massachusetts 02139;
- Online at https://www.whistleblowerservices.com/Moderna (which may be done anonymously); or
- By calling the Compliance Hotline and asking that the matter be forwarded to the chairperson of the Audit Committee.

Director Compensation

Annual Cash Retainers

Our non-employee directors are eligible to receive the following cash retainers, which are prorated for partial years of service:

Annual Retainer for service on the Board of Directors	$	50,000
Additional Annual Retainer for service as:		
Non-Executive Chairman of the Board of Directors	$	40,000
Chair of the Audit Committee	$	25,000
Member of the Audit Committee (other than Chair)	$	10,000
Chair of the Compensation & Talent Committee	$	20,000
Member of the Compensation & Talent Committee (other than Chair)	$	10,000
Chair of the Nominating and Corporate Governance Committee	$	10,000
Member of the Nominating and Corporate Governance Committee (other than Chair)	$	5,000
Chair of the Product Development Committee	$	15,000
Member of the Product Development Committee (other than Chair)	$	7,500

Annual Equity Grants

Upon initial election to our Board of Directors, each non-employee director is granted stock options with an aggregate grant date fair value of $400,000 (the "Initial Grant"). These options vest in full on the one-year anniversary of the grant date if the recipient has continuously served as our director for that year. Dr. Nabel was a member of our Board of Directors from January to July 2020 and was reappointed to the Board in March 2021. In light of the fact that Dr. Nabel previously served on the Board, she and the Board agreed that she would not receive an Initial Grant upon being reappointed as a director.

On the date of each succeeding annual meeting of stockholders, each continuing non-employee director is granted stock options with an aggregate grant date fair value of $425,000 (the "Annual Grant"). These options vest in full on the earlier of the one-year anniversary of the grant date and the next annual meeting of stockholders, if the recipient has continuously served as a director through the applicable vesting date.

The options subject to the Initial Grant and the Annual Grants have exercise prices per share equal to the closing price of a share of Moderna's common stock on the date of grant, and terms of ten years. If a new non-employee director joins our Board of Directors between annual meetings of stockholders, then such non-employee director will be granted a pro-rata portion of the Annual Grant based on the time between such director's appointment and our next annual meeting of stockholders. The Initial Grants and Annual Grants are subject to full accelerated vesting upon a "sale event," as defined in the Company's 2018 Stock Option and Incentive Plan (the "2018 Plan").

Other Compensation Details

The aggregate amount of cash and equity compensation paid to any non-employee director in a calendar year may not exceed $1,500,000 for the first year of service and $1,000,000 for each year of service thereafter (or such other limits as may be set forth in the 2018 Stock Plan or any similar provision of a successor plan).

Employee directors receive no additional compensation for their service as a director.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our Board of Directors or any committee thereof.

Non-Employee Director Stock Ownership Policy

Our Stock Ownership Policy provides that on or before December 31, 2024, or the fifth anniversary of an individual director's appointment to the Board (whichever is later) each non-employee director must own shares of Moderna's common stock equal to at least six times the amount of the annual cash retainer paid for regular service on the Board, exclusive of committee fees (i.e., $300,000 of Moderna stock). For more information, see "—Non-Employee Director and Executive Officer Stock Ownership Policy," below.

Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during the year ended December 31, 2020. Mr. Bancel, our Chief Executive Officer, did not receive any additional compensation for his service as a director. Mr. Bancel's compensation is discussed in the Compensation Discussion & Analysis, which begins on page 29.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)[1]	All Other Compensation ($)	Total ($)
Noubar B. Afeyan, Ph.D.[2]	$ 107,500	$ 425,000	$ —	$ 532,500
Stephen Berenson[3]	78,750	425,000	—	503,750
Sandra Horning, M.D.[4]	46,875	825,000	—	871,875
Robert Langer, Sc.D.[5]	55,000	425,000	20,000[6]	500,000
Elizabeth Nabel, M.D.[7]	49,375	425,000 [7]	—	474,375
François Nader, M.D.[8]	60,000	425,000	—	485,000
Israel Ruiz[9]	40,625	—	—	40,625
Paul Sagan[10]	80,625	425,000	—	505,625
Moncef Slaoui, Ph.D.[11]	32,500	425,000 [11]	—	457,500
Elizabeth Tallett[12]	35,000	754,167	—	789,167

(1) The amounts reported represent the aggregate grant date fair value of the stock options awarded to the non-employee directors in the year ended December 31, 2020, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2020 included in our Annual Report. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the non-employee directors upon the exercise of the stock options or any sale of the underlying shares of common stock.

(2) As of December 31, 2020, Dr. Afeyan held outstanding options to purchase a total of 155,538 shares of our common stock, 137,168 of which were vested. Dr. Afeyan is affiliated with Flagship Pioneering, Inc. and prior to 2018, Flagship Pioneering, Inc. was granted equity for Dr. Afeyan's service on our Board of Directors. As of December 31, 2020, Flagship Pioneering, Inc. held options to purchase a total of 33,116 shares of our common stock that were issued for such service. See "Security Ownership of Certain Beneficial Owners and Management" for additional information regarding Flagship Pioneering's and its affiliated entities' beneficial ownership of our common stock.

(3) As of December 31, 2020, Mr. Berenson held options to purchase a total of 155,438 shares of our common stock, 137,168 of which were vested.

(4) Dr. Horning was elected to our Board on April 29, 2020 and received an initial equity grant upon joining the Board in addition to the annual equity award granted to all continuing directors at the time of the Annual Meeting. As of December 31, 2020, Dr. Horning held options to purchase 35,466 shares of our common stock, none of which were vested.

(5) As of December 31, 2020, Dr. Langer held options to purchase a total of 284,006 shares of our common stock, 265,736 of which were vested.

(6) The amount reported represents $20,000 in consulting fees for Dr. Langer's service as a member of our Scientific Advisory Board (the "SAB") pursuant to a Scientific Advisory Board Member Agreement between the Company and Dr. Langer, dated as of September 19, 2014. Under such agreement, Dr. Langer is provided with a quarterly consulting fee of $5,000 in exchange for his attendance at SAB meetings and guidance in the field of research, development and commercialization of products.

(7) Dr. Nabel resigned from the Board on July 30, 2020. As of December 31, 2020, Dr. Nabel did not hold any options to purchase shares of our common stock. Dr. Nabel forfeited her annual equity award for 2020 upon her resignation.

(8) As of December 31, 2020, Dr. Nader held options to purchase a total of 75,879 shares of our common stock, 57,609 of which were vested.

(9) Mr. Ruiz did not stand for re-election to the Board and served as a director through April 29, 2020. As of December 31, 2020, Mr. Ruiz did not hold any options to purchase shares of our common stock.

(10) As of December 31, 2020, Mr. Sagan held options to purchase a total of 109,689 shares of our common stock, 91,419 of which were vested.

(11) Dr. Slaoui resigned from the Board on May 15, 2020, upon being appointed as the Chief Scientific Advisor to the White House's Operation Warp Speed initiative. As of December 31, 2020, Dr. Slaoui did not hold any options to purchase shares of our common stock. Dr. Slaoui forfeited his annual equity award for 2020 upon his resignation.

(12) Ms. Tallett was elected to our Board on July 1, 2020 and received an initial equity grant upon joining the Board in addition to a pro rata annual equity award for 2020 and the period in 2021 prior to the annual meeting of shareholders. As of December 31, 2020, Ms. Tallett held options to purchase 23,819 shares of our common stock, none of which were vested.

Certain Relationships and Related Party Transactions

Other than the ordinary course compensation agreements described under the sections entitled "Director Compensation" and "Compensation Discussion & Analysis" and the transactions described below, for the year ended December 31, 2020, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of Moderna's capital stock, or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Agreements With Our Stockholders

Investor Rights Agreement

Prior to our IPO, we entered into a second amended and restated Investor Rights Agreement with certain holders of our stockholders. The Investor Rights Agreement provides the holders of approximately 61.1 million shares of our common stock rights with respect to the registration of those shares under the Securities Act of 1933, as amended, including demand registration rights, short-form registration rights, and piggyback registration rights.

Demand registration rights

Certain holders of our common stock are entitled to demand registration rights. We will be required, upon the written request of a majority of holders of these shares of our common stock to file a registration statement and to use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations upon the request of a majority of holders.

Short-form registration rights

Certain holders of our common stock are entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, then upon the written request of 20% in interest of these holders to sell registrable securities at an aggregate price of at least $2.5 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve-month period.

Piggyback registration rights

If we register any of our securities, either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, Moderna and the underwriters may limit the number of shares included in the underwritten offering to the number of shares that we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Expiration of registration rights

The demand registration rights and short-form registration rights granted under the Investor Rights Agreement will terminate on the earlier to occur of December 11, 2023, or, as to each holder, at such earlier time that such holder (i) can sell all shares held by it in compliance with SEC Rule 144(b)(1)(i) or (ii) holds 1% or less of our common stock, and all registrable securities held by such holder can be sold in any three-month period without registration in compliance with SEC Rule 144.

Indemnification Agreements

We have entered into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals, to the maximum extent allowed under Delaware law, for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts they reasonably incur in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of Moderna or that person's status as a member of our Board of Directors.

Policies for Approval of Related Party Transactions

We have adopted a written policy providing that our Audit Committee is responsible for reviewing and overseeing related party transactions. For purposes of this policy, a related person is defined as (i) any Moderna director or executive officer, (ii) any director nominee, (iii) security holders known to us to beneficially own more than five percent of any class of Moderna's voting securities, or (iv) the immediate family members of any of such persons. In reviewing any related party transaction, the Audit Committee will take into account, among other factors that it deems appropriate, whether the transaction is on terms no less favorable to Moderna than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction.

The Audit Committee reviewed the following transactions that took place between Moderna and related persons since January 1, 2020:

- Ms. Tallett's son was employed by Moderna until October 2020 as a senior director in our finance organization. He was employed in the role prior to Ms.

Tallett's appointment to the Board in July 2020, and he resigned voluntarily from the position. For 2020, his total compensation (including salary, bonus and the grant date fair value of equity awards) was approximately $361,000, and was established in accordance with the Company's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

- Dr. Nabel was the President of Brigham Health through February 2021, and one of its affiliated hospitals—Brigham and Women's Hospital—was one of 99 clinical trial sites selected by the NIH for the Phase 3 study of mRNA-1273. To alleviate any potential concern about the conduct or outcome of the vaccine trials, Dr. Nabel resigned from our Board in July 2020, prior to the commencement of the clinical trial, and did not rejoin the Board until after she stepped down from Brigham Health.

The Audit Committee determined that these transactions did not impact the independence of Ms. Tallett or Dr. Nabel, respectively.

Key Sustainability Topics

At Moderna, our commitment to corporate citizenship is built on a foundation of integrity, quality and respect. These values provide solid footing for the creation and support of long-term programs that focus on patients, employees, the environment, our local communities and ethics. Included below is a description of a few topics that we view as key to promoting our long-term sustainability.

Access to Medicines

Our priority as a company that has just launched its first commercial product is to continue to accelerate the development of safe and effective mRNA medicines for patients. To do so, we undertake sustained, long-term investment in technology creation.

Additionally, our ongoing investment in our preclinical and clinical research engine will help us continue to advance potentially life-changing therapeutics and vaccines where there are few or, in many cases, no treatment options for patients. These areas include infectious disease vaccines, public health vaccines, and rare disease indications.

In 2020, our mRNA platform played an important role in supporting a rapid response to the global pandemic, and our COVID-19 vaccine is now authorized for use in more than 30 countries. We are actively participating in discussions with multilateral organizations, such as COVAX, to help expand access and protect populations around the world.

Just as we worked to ensure representation of communities of color and vulnerable populations in the Phase 3 clinical trial of our COVID-19 vaccine (with 37% of participants coming from diverse communities), we have an ongoing commitment to increasing diversity in our clinical trials.

We believe it is our responsibility as an industry, as a company and as global citizens to help ensure a pandemic of this magnitude never happens again. Moderna has already launched a clinical program to boost immunity to emerging variants of SARS-CoV-2, as we advance other infectious disease vaccines and therapies for the prevention and treatment of infectious disease threats that can place millions of people at risk around the world.

We are also partnering with foundations, government organizations and universities to develop mRNA solutions to critical global public health challenges. This includes a new partnership with the International AIDS Vaccine Initiative and the Bill & Melinda Gates Foundation to accelerate human validation of novel HIV vaccination strategies, as well as a second mRNA-based approach to HIV vaccination in collaboration with the National Institutes of Health. We also have programs to develop a Zika vaccine and a vaccine against the Nipah virus, a zoonotic virus transmitted to humans from animals that is on the WHO's Blueprint list of epidemic threats needing urgent R&D action

Our pipeline also includes potential therapeutics to address rare diseases, such as propionic acidemia, methylmalonic acidemia, phenylketonuria, glycogen storage disease type 1a, and autoimmune diseases that cannot be addressed by traditional approaches. Partnerships with Vertex Pharmaceuticals and the Chiesi Group aim to address cystic fibrosis and pulmonary arterial hypertension, respectively.

Access Principles. As we advance our pipeline, our commitment to working on multiple levels to optimize the impact of mRNA vaccines and therapeutics is reflected in our Access Principles:

1. Moderna is committed to developing a broad portfolio of vaccines and therapeutic solutions to address epidemiological challenges worldwide.
2. Moderna will invest in R&D in areas of unmet need.
3. Moderna will work to include communities that have historically been under-represented in clinical research in our development programs, as well as those that are disproportionately impacted by the respective diseases.
4. Moderna aims to provide effective and affordable vaccines and therapeutics to all populations.
5. Moderna will price its products through differential pricing frameworks.
6. Moderna is committed to participating in key public-private partnerships such as Gavi, the Vaccine Alliance.
7. Gavi-eligible countries will get Moderna's lowest prices, and Moderna commits to an annual independent third-party audit on this commitment.

Looking ahead, we are actively considering the impact we can have with our COVID-19 vaccine, as well as our other mRNA medicines in development, to help fight global pandemics and support public health planning.

Climate Change and the Environment

At Moderna, we are building a company that seeks to drive change through what we make and how we make it. With this in mind, we strive to mitigate human impact on the environment where possible, and pursue innovative ways to grow our business while minimizing our environmental footprint. We also aim to put Moderna at the forefront of managing the impact of waste from our business and to minimize the natural resources we use, while supporting employees' efforts to do the same.

Our Cambridge headquarters is located in a LEED-certified building, and the Moderna Technology Center, located in Norwood, Massachusetts, was designed to meet LEED certification criteria when it was first opened in 2018. We also designed the facility to use 50 percent less water than comparable sites, and equipped it with electric vehicle charging stations and CO_2 sensors to measure air quality.

In 2021, we are committing to sourcing these facilities with renewable energy, and to the extent these facilities are powered with sources other than renewable energy, we will be aiming to offset our carbon emissions by purchasing 100% certified renewable energy credits for every MWh consumed.

We will continue to explore ways to ensure that our operations promote long-term sustainability and that we minimize our footprint as we grow.

Human Capital Management

We had approximately 1,300 full-time employees as of December 31, 2020, representing a 59% increase over our 830 full-time employees as of the end of the prior year. This growth in our employee base has largely been as a result of developments related to our COVID-19 vaccine.

We have undertaken significant hiring to facilitate manufacturing of the vaccine, in addition to building out our commercial and regulatory organizations and other functions to support this roll-out. As part of this expansion, we also increased our hiring outside the United States during 2020, and at year-end we had employees in Switzerland, the United Kingdom, Canada and Spain. Much of this hiring has been of talent with experience at other pharmaceutical companies. We have also continued to hire talent to support our research and clinical capabilities across the rest of our pipeline, unrelated to our COVID-19 vaccine.

We operate in a highly competitive environment for human capital, particularly as we seek to attract and retain talent with experience in the biotechnology and pharmaceutical sectors. Our workforce is highly educated, and as of December 31, 2020, 51% of our employees hold Ph.D., M.D., J.D., or Master's degrees. Among our employees, 46% are female and 54% are male. Among our leadership (which we define as employees at the vice president level and above), as of December 31, 2020, approximately 37% are female, an increase from 35% in 2019. 35% of our U.S. employees identify as racially or ethnically diverse as of December 31, 2020, an increase from 32% in the prior year.

In 2020, we expanded our emphasis on belonging, inclusion & diversity, creating a Conscious Inclusion education series for managers, conducting several internal seminars, panels, and discussions on inclusion, launching a new employee resource group in support of our Black and African American employees, and adding a full-time senior-level role focused on belonging, equity, inclusion and diversity. In June 2020, our CEO also signed the CEO Action for Diversity and Inclusion Pledge, which commits Moderna to specific actions to cultivate a trusting environment where all ideas are welcomed—and people feel comfortable and empowered to have discussions about diversity and inclusion.

To help promote alignment between our employees and our shareholders, all employees participate in our equity programs through the receipt of new hire and annual equity grants, and the percentage of equity as a component of overall pay mix increases with seniority. We believe that in addition to incentivizing growth that leads to shareholder value, broad eligibility for our equity programs helps promote employee retention as these awards generally vest over a four-year period.

In response to the COVID-19 pandemic, we undertook several initiatives to ensure the safety of our workforce and continuity of our operations. We created a Response Team that was responsible for implementing safety measures at our Cambridge and Norwood sites. This included regular COVID-19 testing, temperature and health screening as well as implementing digital tools to facilitate contact tracing and providing personal protective equipment (PPE). Throughout the pandemic, much of our workforce has worked remotely, wherever possible. We also implemented remote hiring and onboarding programs to facilitate significant hiring during 2020 in a remote work environment. In December 2020, following the receipt of an Emergency Use Authorization from the FDA for our COVID-19 vaccine, we made the vaccine available to our employees and adult members of their households to help ensure continuity of our operations due to the critical nature of our vaccine production.

Management

Set forth below are the biographies for our current Executive Committee members. These individuals are critical to Moderna's success and are responsible for leading our company to its next stage of development.



Age: **48**

Joined Moderna and in current role since October 2011

Stéphane Bancel, Chief Executive Officer

Professional background
Before joining Moderna in October 2011, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA.
From July 2000 to March 2006, he served in various roles at Eli Lilly and Company, including as Managing Director, Belgium, and as Executive Director, Global Manufacturing Strategy and Supply Chain.
Prior to Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux.
He is currently a Venture Partner at Flagship Pioneering and a trustee of the Museum of Science in Boston.

Education
- École Centrale Paris, Master of Engineering
- University of Minnesota, Master of Science in chemical engineering
- Harvard Business School, M.B.A.



Age: **56**

Joined Moderna in August 2017

In current role since August 2018

Juan Andres, Chief Technical Operations and Quality Officer

Professional background
Novartis AG from 2005 to 2017, in various roles of increasing responsibility, including Global Head of Technical Operations (Manufacturing and Supply Chain), Global Head of Quality, and Global Head of Technical Research and Development.
Eli Lilly and Company from 1987 to 2005, in various manufacturing, production, and quality roles, including Vice President, Pharmaceutical Manufacturing.
Member of the Board of Directors of Evelo Biosciences, Inc. since December 2019, and of Avantor, Inc. since September 2019.

Education
- Universidad de Alcalá in Spain, degree in pharmacy



Age: **51**

Joined Moderna in May 2015

In current role since September 2018

Marcello Damiani, Chief Digital and Operational Excellence Officer

Professional background
bioMérieux from 2009 to 2015, in senior roles including Senior Vice President and Group Chief Information Officer.

Education
- University of Toulouse, France, M.S. degree in Information Systems Architecture
- Completed an international Executive M.B.A. program through TRIUM, an alliance of the London School of Economics, the NYU Stern Business School, and the HEC Paris School of Management, France.



Age: **41**

Joined Moderna and in current role since October 2019

Tracey Franklin, Chief Human Resources Officer

Professional background
Merck & Co., Inc. from 2004 to October 2019 in positions of increasing responsibility, including most recently Vice President, HR Chief Talent and Strategy Officer.

Education
- Pennsylvania State University, B.A. in communication arts and sciences
- Fairleigh Dickinson University, Masters in industrial and organizational psychology



Age: **59**

Joined Moderna and in current role since April 2018

Lori Henderson, J.D., General Counsel and Corporate Secretary

Professional background

Albany Molecular Research Inc. from 2011 to 2018, first as Vice President, General Counsel and Corporate Secretary and then as Senior Vice President, General Counsel and Head of Business Development.
Prior to her time at AMRI, Ms. Henderson worked as a corporate attorney at Goodwin Procter LLP and as a General Counsel at other corporations.

Education
- Gordon College, B.A. in business and economics
- George Washington University Law School, J.D.



Age: **45**

Joined Moderna in January 2013

In current role since February 2015

Stephen Hoge, M.D., President

Professional background

McKinsey & Company from 2005 to 2012, in roles of increasing responsibility, most recently as a Partner and a leader in the firm's healthcare practice.
New York University/Bellevue Hospital from 2004 to 2005 as a resident physician. Member of the Board of Director of Axcella Health, Inc. since 2014.

Education
- Amherst College, B.A. in neuroscience
- University of California, San Francisco, M.D.



Age: **67**

Joined Moderna and in current role since June 2020

Ray Jordan, Chief Corporate Affairs Officer

Professional background

Amgen from 2012 to 2019 as Senior Vice President, Corporate Affairs.
Johnson & Johnson 2003 to 2012 as Vice President, Public Affairs and Corporate Communication.
Pfizer from 1986 to 2003, in roles of increasing responsibility, most recently as Vice President, Corporate Affairs.

Education
- Yale University, B.A. in psychology and mathematics
- Columbia University, M.B.A.



Age: **55**

Joined Moderna and in current role since January 2021

Corinne Le Goff, Chief Commercial Officer

Professional background

Amgen from 2015 to 2021 in a number of positions, most recently as Senior Vice President and President of the U.S. Business Organization.
Roche 2011 to 2015 in a number of senior international roles including President of Roche France and Global Product Strategy Head of Neuroscience and Rare Diseases.
Prior to her time at Roche, Dr. Le Goff spent 11 years in various leadership roles at Sanofi and Pfizer.

Education
- Rene Descartes University in Paris, Doctorate in Pharmacy
- La Sorbonne University and INSEAD in Paris, Master of Business Administration



Age: **63**

Joined Moderna and in current role since June 2020

David Meline, Chief Financial Officer

Professional background

Amgen from 2014 to 2019 as Chief Financial Officer and Executive Vice President.
3M Company from 2008 to 2014 in a number of positions, most recently Chief Financial Officer and Senior Vice President.
Prior to his time at 3M Company, Mr. Meline held numerous leadership positions at General Motors.

Education
- University of Chicago, Master of Business Administration in finance
- London School of Economics, Master of Science in economics
- Iowa State University, Bachelor of Science in mechanical engineering



Age: **55**

Joined Moderna and in current role since March 2015

Tal Zaks, M.D., Ph.D., Chief Medical Officer

Professional background

Sanofi from 2010 to 2015 in senior development positions, including Senior Vice President and Head of Global Oncology. Cephalon from July 2008 to May 2010, as Vice President of Clinical Research, Oncology.
GlaxoSmithKline from 2004 to 2008 as Director, Clinical Development and Translational Medicine.
National Cancer Institute from 2001 to 2004 as a Postdoctoral Fellow.
Associate Professor of Medicine at the University of Pennsylvania.
Member of the Board of Directors of Adaptimmune Therapeutics plc since 2016.

Education
- Ben Gurion University in Israel, M.D. and Ph.D.
- Conducted post-doctoral research at the U.S. National Institutes of Health
- Completed clinical training in internal medicine at Temple University Hospital, followed by a fellowship in medical oncology at the University of Pennsylvania

Proposal No. 2 Non-binding Advisory Vote to Approve the Compensation of our Named Executive Officers

Our Board of Directors is committed to excellence in governance. Consistent with good governance practices and the requirements of the Dodd-Frank Act, shareholders have the opportunity to approve, on a non-binding, advisory basis, the compensation of Moderna's named executive officers. This is commonly known as a "say on pay" proposal.

The say on pay proposal is not intended to address any specific item of compensation or the compensation of any particular officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies, and practices discussed in this proxy statement.

We are asking our stockholders to vote for the following resolution:

"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

Before you vote, we recommend that you read the Executive Compensation section that follows for complete information on our executive compensation programs and philosophy.

This vote is advisory, and therefore not binding on Moderna, the Board of Directors, or the Compensation Committee. However, our Board of Directors and Compensation Committee value your opinion and intend to consider the outcome of the vote when making compensation decisions in the future.

Vote Required

This proposal will be approved if it receives an affirmative vote of a majority of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon. If you ABSTAIN from voting on Proposal No. 2, the abstention will have the same effect as a vote AGAINST the proposal.

⊘ **The Board of Directors recommends a vote "FOR" approval, on a non-binding, advisory basis, of the compensation of the Company's Named Executive Officers.**

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation program and the 2020 compensation for our named executive officers (our "NEOs"). This Compensation Discussion & Analysis should be read with the compensation tables and related disclosures for our NEOs.

Executive Summary

Moderna is advancing messenger RNA ("mRNA") science to create a new class of transformative medicines for patients. mRNA medicines are designed to direct the body's cells to produce intracellular, membrane or secreted proteins that can have a therapeutic or preventive benefit and have the potential to address a broad spectrum of diseases. Our platform builds on continuous advances in basic and applied mRNA science, delivery technology and manufacturing, providing the Company the capability to pursue in parallel a robust pipeline of new development candidates. We are developing therapeutics and vaccines for infectious diseases, immuno-oncology, rare diseases, cardiovascular diseases, and autoimmune and inflammatory diseases, independently and with strategic collaborators.

In 2020, we commercialized our first product, the Moderna COVID-19 Vaccine (also referred to as mRNA-1273). We developed and brought this highly-effective vaccine to market on an unprecedented timeframe, demonstrating the incredible potential of mRNA science. We currently have 24 mRNA development programs in our portfolio across six separate modalities, with 13 programs having entered the clinic.

Due to our progress over the last year, Moderna is entering 2021 as a commercial company, with a strong cash position, clear strategic priorities and a team poised to continue advancing mRNA vaccines and therapeutics into new areas of high unmet need. Our strategic priorities heading into 2021 are clear:

1. Maximize the impact of Moderna COVID-19 Vaccine access and the value creation of this product between now and the end of 2021.
2. Accelerate vaccine development to advance our pipeline and bring new vaccines to market.
3. Generate human proof-of-concept data in autoimmune diseases, cardiovascular diseases, oncology and rare diseases.

4. Continue to expand the use of mRNA technology to maximize the potential impact we can have on patients.

Our executive compensation programs have been designed with the goal of focusing our team on delivering on the promise of mRNA medicine, while maintaining enough flexibility to adapt in the short-term, as we did in 2020.

In designing our annual corporate objectives, we focus on those shorter-term milestones that we believe will help us move closer to bringing new mRNA medicines to patients. But we also want our team to focus on the long-term output from these efforts, which is why in addition to our traditional equity programs, which are primarily weighted toward stock options, with a portion granted to executives other than the CEO in RSUs, we are introducing performance-based restricted stock units ("PSUs") as part of our compensation program for our Executive Committee in 2021. These PSUs will have a three-year performance period and focus on long-term pipeline goals. Stock options help reinforce the long-term orientation of our executives as they have a four-year vesting period and ten-year exercise period. We believe this general design, which focuses on long-term objectives, coupled with an ability to pivot quickly, has enabled us to deliver for patients and our shareholders.

Corporate Performance Highlights

Our executive compensation program seeks to incentivize and reward strong corporate performance. Highlights of our 2020 corporate performance are set forth below.

COVID-19 Vaccine (mRNA-1273)

- Developed a highly-effective vaccine against COVID-19, progressing from sequence selection, through clinical trials (including a 30,000 participant Phase 3 clinical trial), to Emergency Use Authorization from the FDA in just over 11 months—followed shortly thereafter by authorizations in several other jurisdictions.

- Expanded manufacturing capacity at our Norwood, Massachusetts plant and partnered with other companies in the U.S. and abroad to facilitate manufacturing of between 700 million and 1 billion doses of our COVID-19 vaccine in 2021 (enough to vaccinate 350 million to 500 million people), delivering approximately 17 million doses in 2020.

- Began building out a commercial organization and signed advanced purchase agreements for approximately 520 million doses of COVID-19 vaccine in 2021 (as of December 31, 2020), for total of $11.7 billion, including 200 million doses to the U.S. government. In February 2021, the U.S. government agreed to purchase an additional 100 million doses, for 300 million doses in total.

Clinical and Regulatory

Despite the pandemic, we continued to make significant progress across the pipeline, including in the following areas:

- Generated human proof of concept data for multiple medicines, including achieving proof of concept (immunogenicity) in the Phase 2 trial of our COVID-19 vaccine and efficacy in the Phase 3 trial, as well as achieving proof of concept in the Phase 2 trial for our cytomegalovirus ("CMV") vaccine (mRNA-1647).

- Executed on our current development pipeline, delivering on nearly all core operating objectives for clinical lot manufacture and delivery and adding 11 new programs, in addition to our COVID-19 vaccine.

- Nominated seven new development candidates by the end of 2020—well in excess of our goal of three new candidates—including our COVID-19 vaccine (mRNA-1273), our next generation COVID-19 vaccine (mRNA-1283), an Epstein-Barr Virus vaccine (mRNA-1189), influenza vaccines (mRNA-1010,

mRNA-1020 and mRNA-1030), pediatric RSV vaccine (mRNA-1345), PD-L1 (mRNA-6981) for autoimmune hepatitis, and IL-2 (mRNA-6231) for autoimmune disorders.

- Made substantial progress in one new modality, for pulmonary delivery, with evidence of nebulized transfection in vivo pulmonary delivery and in vitro pulmonary delivery.

Corporate

- Ended 2020 with cash, cash equivalents and investments of approximately $5.25 billion, a significant increase over $1.26 billion at the end of 2019, providing us significant resources to expand our pipeline and development programs.

- Net cash provided by operating activities in 2020, less purchases of property and equipment, was $1.96 billion. This reflected a net loss of $747.1 million, plus non-cash adjustments of $197.0 million, a net change in assets and liabilities of $2.58 billion and purchases of property and equipment of $67.4 million. Net cash provided by operating activities was significantly better than original consensus estimates of a loss, which anticipated net cash used for operating activities and purchases of property and equipment of $498 million. The difference was driven primarily by customer deposits for supply of our COVID-19 vaccine. Third quarter 2020 marked the first cash flow positive quarter for the company.

- Recognized year-over-year stock price appreciation of 434% (from closing price of $19.56 on December 31, 2019 to a closing price of $104.47 on December 31, 2020), which is in the top quartile of our peer group and for the NASDAQ Biotechnology Index over the same period in terms of total shareholder return.

Overview of Compensation for Our Named Executive Officers

Below is a summary of our named executive officers ("NEOs") for 2020 and a brief overview of the executive compensation actions that were taken for each of these NEOs.



Our Chief Executive Officer

Age: 48

Stéphane Bancel

Performance Assessment: On the basis of the Committee recommendation, our independent directors approved a bonus for Mr. Bancel at 200% of target, consistent with the overall corporate multiplier, based on his leadership of our COVID-19 vaccine program, as well as leadership of the executive team as we executed our strategy for 2020, which included:

- Delivering on the promise of mRNA science to make transformative medicines for patients;
- Generating human proof-of-concept data for multiple medicines and executing on our development pipeline;
- Creating new development candidates in existing modalities and inventing new modalities; and
- Recruiting, mentoring and developing our senior leadership team.


8%
Base Salary
76%
Equity Awards
92%
At-Risk
Compensation
16%
Bonus

Salary:
$950,000 (2.7% increase over 2019)

Bonus:
$1,900,000, based on target of 100% of salary, with 200% payout, reflecting overall company performance

Equity Awards:
$9,000,000, delivered in stock options (based on 2019 performance)



Our Chief Financial Officer

since
June 8, 2020
Age: 63

David Meline

Performance Assessment: The Committee rated Mr. Meline's individual performance factor at 100% in determining his bonus for 2020, in recognition of the following achievements since joining Moderna in June:

- Assuming responsibility for the finance and accounting organizations;
- Leading a strategic review of our investments in ex-U.S. markets; and
- Demonstrating leadership for a number of business development projects.


4%
Base Salary
4%
Bonus
97%
At-Risk
Compensation
93%
Equity Awards

Salary:
$334,625 (pro rated $600,000 salary, based on hire date)

Bonus:
$339,344, based on target of 50% of salary, with 200% payout, pro rated based on hire date, reflecting 100% individual assessment

Equity Awards:
$8,600,000, new hire equity award delivered in stock options



Our President

Age: 45

Stephen Hoge, M.D.

Performance Assessment: The Committee rated Dr. Hoge's individual performance factor at 100% in determining his bonus for 2020, in recognition of the following achievements:

- Advancing multiple research programs, including growing the overall development portfolio to 24 candidates;
- Building our core modalities in Prophylactic Vaccines and Systemic Secreted & Cell Surface Therapeutics;
- Leading various aspects of the development of mRNA-1273, our COVID-19 vaccine; and
- Supporting our exploratory modalities in cancer vaccines and intertumoral immuno-oncology.


12%
Base Salary
76%
Equity Awards
88%
At-Risk
Compensation
12%
Bonus

Salary:
$621,000 (3.5% increase over 2019)

Bonus:
$621,000, based on target of 50% of salary, with 200% payout, reflecting 100% individual assessment

Equity Awards:
$4,000,000, delivered 75% in stock options and 25% in RSUs (based on 2019 performance)



Our Chief Medical Officer

Age: 55

Tal Zaks, M.D. Ph.D.

Performance Assessment: The Committee rated Dr. Zaks' individual performance factor at 100% in determining his bonus for 2020, in recognition of the following achievements:

- Overall responsibility for all clinical development of mRNA-1273, our COVID-19 vaccine;
- Acting as the clinical lead for U.S. and foreign government relationships;
- Oversight and development of early-access programs, including preparing mRNA-1273 for emergency use; and
- Planning for regulatory approvals for mRNA-1273.


13%
Base Salary
73%
Equity Awards
86%
At-Risk
Compensation
13%
Bonus

Salary:
$552,000 (3.6% increase over 2019)

Bonus:
$552,000, based on target of 50% of salary, with 200% payout, reflecting 100% individual assessment

Equity Awards:
$3,000,000, delivered 75% in stock options and 25% in RSUs (based on 2019 performance)



Our Chief Technical Operations and Quality Officer

Age: 56

Juan Andres

Performance Assessment: The Committee rated Mr. Andres' individual performance factor at 120% in determining his bonus for 2020, in recognition of the following achievements:

- Rapidly scaling our production to accommodate up to 1 billion doses of our COVID-19 vaccine in 2021;
- Significant growth to support manufacturing, late-stage clinical development, regulatory and commercial readiness;
- Building and strengthening our relationships with partners around the globe, including Lonza, Catalent, ROVI, and others.


13%
Base Salary
71%
Equity Awards
87%
At-Risk
Compensation
16%
Bonus

Salary:
$552,000 (3.6% increase over 2019)

Bonus:
$662,400, based on target of 50% of salary, with 200% payout, reflecting 120% individual assessment

Equity Awards:
$3,000,000, delivered 75% in stock options and 25% in RSUs (based on 2019 performance)



Our Former Chief Financial Officer

until
June 7, 2020

Age: 46

Lorence Kim, M.D.

Performance Assessment: The Compensation Committee did not make a performance assessment for Dr. Kim as he left the Company prior to the end of the year and was not eligible for an annual performance bonus.


9%
Severance
12%
Base Salary
75%
At-Risk
Compensation
75%
Equity Awards
4%
Retention Bonus

Salary:
$417,711 (based on annual salary of $582,000, paid through August 23, 2020)

Retention Bonus:
$145,000 retention bonus, equal to 50% of annual target of 50% of annual salary

Severance:
$291,000, equal to 50% of annual salary

Equity Awards:
$2,500,000, delivered in stock options (based on 2019 performance; forfeited upon departure)

Overview of Executive Compensation Program

Executive Compensation Philosophy

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. We are focused on our mission to "Deliver on the promise of mRNA science to create a new generation of transformative medicines for patients."

During 2020, we made incredible and tangible progress on this decade-long journey, as demonstrated by our development of a highly-effective vaccine using mRNA technology to combat the COVID-19 pandemic on an unprecedented timeline.

We believe that our compensation philosophy helps align our team around executing on our mission of delivering for patients, which ultimately leads to greater shareholder value. All employees at Moderna, regardless of their level, receive equity as part of their compensation, aligning them to investors and making them personally invested in our mission. As we continue delivering on the promise of mRNA science, we recognize that our executive compensation programs must also continue to attract and retain a talented team who can help us achieve this mission.

Consistent with this philosophy, we have designed our executive compensation program to achieve the following primary goals:

- attract, motivate and retain top-performing senior executives;
- establish compensation opportunities that are competitive and reward performance; and
- align the interests of our senior executives with the interests of our stockholders to drive the creation of sustainable long-term value.

In 2020, 96% of stockholders at our Annual Meeting who voted on our "say on pay" proposal supported the pay actions we took in the prior year. We believe this vote is indicative of strong support for our pay programs and their general design. Accordingly, our Compensation Committee maintained the general structure of our pay programs for 2020.

Executive Compensation Program Design

Our executive compensation program is designed to be reasonable and competitive, and balance our goal of attracting, motivating, rewarding and retaining top-performing senior executives with our goal of aligning their interests with those of our stockholders. Our compensation and talent committee of our board of directors, or Compensation Committee, annually evaluates our executive compensation program to ensure that it is consistent with our short-term and long-term goals and the dynamic nature of our business.

Our executive compensation program consists of a mix of compensation elements that balance achievement of our short-term goals with our long-term performance. We

provide short-term incentive compensation opportunities in the form of annual cash bonuses, which focus on our achievement of annual corporate goals. We also provide long-term incentive compensation opportunities in the form of equity awards, which have historically consisted primarily of stock options. Due to Moderna's pre-commercial stage of development until 2020, our equity programs were primarily focused on stock options to provide our team with a strong incentive to pursue growth that would result in stock price appreciation over the long-term.

As we have matured as a company, our equity programs have also evolved. In 2020, we introduced a limited amount of equity choice for our employees, including our executive team members (other than our CEO), which allowed executives to receive up to 25% of their annual equity grant in the form of Restricted Stock Units ("RSUs"). This program was designed to provide employees (other than our CEO) with increased flexibility and to tailor their equity awards to their particular risk tolerance and to further promote employee engagement.

Stock options granted to our executive team in 2020 continued to have a standard vesting schedule of 25% after one year and quarterly vesting over the next three years. RSUs granted to the executive team were subject to a longer "cliff" vesting period of 50% on the second anniversary of the grant date and quarterly over the next two years. We believe RSUs also reward growth in the market price of our common stock because they derive additional value from stock price appreciation, they help our executives build actual stock ownership, and they are less dilutive to our stockholders because they require fewer shares than stock options to deliver the same dollar value of an award. In addition, we believe that the multi-year vesting requirements applicable to both stock options and RSUs encourage retention because our senior executives are incentivized to remain employed through the vesting period.

Beginning in 2021, we are also introducing performance-based restricted stock units (PSUs) into our equity programs for our executives. These PSUs focus on the achievement of pipeline goals for our development programs over a three-year performance period, with "cliff" vesting at the end of the period only if the pipeline goals are achieved. The objective of this program is to promote the achievement of longer-term objectives and the development of a robust pipeline of mRNA medicines. In this first year, the PSUs represent 25% of the overall grant date fair value of the equity package awarded to each of our Executive Committee members. For our CEO, the remaining 75% of his 2021 equity award was granted in stock options, and for the rest of the Executive Committee the remainder of the annual award consisted of 50% options and 25% RSUs. Our executive compensation program is also designed to incorporate sound practices for compensation governance. Below we summarize such practices.

WHAT WE DO	WHAT WE DON'T DO
✓ **Maintain an Independent Compensation Committee.** The Compensation Committee consists solely of independent directors.	✕ **No Special Health and Welfare Benefits.** Our executive officers participate in our health and welfare benefits programs on the same basis as our other employees.
✓ **Retain an Independent Compensation Advisor.** The Compensation Committee engages its own advisor to provide information and analysis related to annual executive compensation decisions, including the 2020 executive compensation decisions, and other advice on executive compensation independent of management.	✕ **No Executive Retirement Plans.** We do not offer pension arrangements or retirement plans or arrangements to our executive officers that are different from or in addition to those offered to our other employees.
✓ **Annual Say-on-Pay Vote.** At our 2020 Annual Meeting, our stockholders expressed support for holding annual "say-on-pay" votes for our executive compensation, and we have determined to put our executive compensation to an advisory vote of shareholders annually.	✕ **No Post-Employment Tax Payment Reimbursement.** We do not provide any tax reimbursement payments (including "gross-ups") on any change-in-control or severance payments or benefits.
✓ **Design Compensation At-Risk.** Our executive compensation program is designed so that a significant portion of our executive officers' compensation is "at risk" based on our corporate performance, as well as equity-based, to align the interests of our executives and stockholders.	✕ **No Hedging or Pledging Our Equity Securities.** We prohibit our executive officers, the members of our Board of Directors and certain other employees from hedging or pledging our securities.
✓ **Use a Pay-for-Performance Philosophy.** The majority of our executive officers' compensation is directly linked to corporate performance and includes a significant long-term equity component, thereby making a substantial portion of each executive officer's total compensation dependent upon our stock price.	✕ **No Stock Option Re-Pricing under Current Stock Plan.** Our 2018 Stock Plan does not permit stock options to be repriced to a lower exercise or strike price without the approval of our stockholders.
✓ **Stock Ownership Guidelines.** We maintain stock ownership guidelines for our executive team and Board that were further strengthened in February 2021 to promote ongoing alignment between our executive team, directors and stockholders.	
✓ **10b5-1 Plans.** Require our executives to plan any stock trading in advance through the use of 10b5-1 plans.	
✓ **Clawback Policy.** In February 2021, we adopted a clawback policy applicable to performance-based compensation for our Executive Committee, which would apply in the event of misconduct leading to a financial restatement or other improper conduct causing material financial, operational or reputational harm.	

Governance of Executive Compensation Program

Role of the Compensation Committee and the Board of Directors

The Compensation Committee, which is comprised entirely of independent directors, is responsible for discharging our Board of Directors' responsibilities relating to compensation of our directors and executives, overseeing our overall compensation structure, policies and programs, and reviewing our processes and procedures for the consideration and determination of director and executive compensation. The primary objective of the Compensation Committee is to develop and implement compensation policies and plans to attract and retain key management personnel, motivate management to achieve our corporate goals and strategies, and align the interests of management with the long-term interests of our stockholders. We have not adopted formal guidelines for allocating total compensation between long-term and short-term compensation, cash compensation and non-cash compensation, or among different forms of non-cash compensation.

Our Compensation Committee has engaged Pay Governance LLC, an independent executive compensation consultant, to provide guidance with respect to the development and implementation of our compensation programs.

Pursuant to our Equity Award Grant Policy, the Compensation Committee has delegated to our CEO the authority to approve grants of equity awards, subject to certain parameters, under the 2018 Stock Plan. See "Other Compensation Policies and Practices—Equity Award Grant Policy."

The Compensation Committee reviews and approves the primary elements of compensation—base salary increases, annual cash bonuses, and annual equity awards—for our NEOs (other than our CEO), as authorized by the Board of Directors pursuant to the Compensation Committee Charter. Our Board of Directors reviews and provides final approval for the primary elements of compensation awarded to our CEO after recommendation by the Compensation Committee.

Compensation-Setting Factors

When reviewing and approving, or recommending to the Board of Directors as applicable, the amount of each compensation element and the target total compensation opportunity for our executive officers, the Compensation Committee considers the following factors:

- our performance during the year, based on business and corporate goals and priorities established by the CEO and the Board of Directors;
- each executive officer's skills, experience and qualifications relative to other similarly-situated executives at the companies in our compensation peer group;
- the scope of each executive officer's role compared to other similarly-situated executives at the companies in our compensation peer group;
- the performance of each individual executive officer, based on an assessment of his or her contributions to our overall performance, ability to lead his or her department and work as part of a team, all of which reflect our values;
- compensation parity among our executive officers;
- our retention goals;
- the compensation practices of our compensation peer group; and
- our CEO's recommendations with respect to the compensation of our other executive officers.

These factors provide the framework for compensation decisions for each of our executive officers, including our NEOs. The Compensation Committee and the Board of Directors, as applicable, do not assign relative weights or rankings to these factors, and do not consider any single factor as determinative in the compensation of our executive officers. Rather, as we operate in a rapidly changing industry and most of our programs are still in clinical or preclinical stage, the Compensation Committee and the Board of Directors, as applicable, believes it is best to rely on their own knowledge of our business and industry and therefore they use judgment in assessing these factors and making compensation decisions.

Role of Management

In discharging its responsibilities, the Compensation Committee works with management, including our CEO. Our management assists the Compensation Committee by providing information on corporate and individual performance, market compensation data and management's perspective on compensation matters.

In addition, at the beginning of each year, our CEO reviews the performance of our other executive officers, including our other NEOs, based on our achievement of our corporate goals and each executive officer's achievement of his or her departmental and individual goals established for the prior year and his or her overall performance during that year. The Compensation Committee solicits and reviews our CEO's recommendations for base salary increases, annual cash bonuses, annual equity awards and any other compensation opportunities for our other executive officers, including our other NEOs, and considers our CEO's recommendations in determining such compensation.

Role of Compensation Consultant

The Compensation Committee engages an external compensation consultant to assist it by providing information, analysis and other advice relating to our executive compensation program. For 2020, the Compensation Committee engaged Pay Governance as its compensation consultant to advise on executive compensation matters including:

- review and analysis of the compensation for our executive officers, including our NEOs, and our Board of Directors;
- assistance on incentive program design and discussion on executive compensation and governance trends;
- review and input on the Executive Compensation section of our Proxy Statement for our 2021 Annual Meeting of Stockholders;
- research, development and review of our compensation peer group; and
- support on other compensation matters as requested throughout the year.

Pay Governance reports directly to the Compensation Committee and to the Compensation Committee chairman. Pay Governance also coordinates with our management for data collection and job matching for our executive officers. Our Compensation Committee charter requires that our compensation consultant is independent of Company management. During 2020, Pay Governance did not provide services to us other than the services to our Compensation Committee described herein. Our Compensation Committee performs an annual assessment of its compensation consultants' independence to determine whether the consultants are independent and in 2020 has determined that Pay Governance is independent pursuant to the listing standards of the relevant Nasdaq and SEC rules and has determined that no conflict of interest has arisen as a result of the work performed.

Role of Market Data

For purposes of comparing our executive compensation against the competitive market, the Compensation Committee reviews and considers the compensation levels and practices of a group of peer companies. This compensation peer group consists of public biotechnology companies that are similar to us in terms of market capitalization, stage of development, geographical location and number of employees. The Compensation Committee reviews our compensation peer group at least annually and makes adjustments to our peer group if necessary, taking into account changes in both our business and our peer companies' businesses. The Compensation Committee also uses market data from our compensation peer group and from the Radford Global Life Sciences Compensation survey as one factor in evaluating whether the compensation for our executive officers is competitive in the market. The Compensation Committee and the Board of Directors, as applicable, also rely on their own

knowledge and judgment in evaluating market data and making compensation decisions.

Since becoming a public company in 2018, our Compensation Committee has used our Peer Group to assist in assessing annual base salary, target bonus and equity awards for our NEOs and other senior level employees. To determine the composition of the Peer Group for 2020, the Compensation Committee considered the following criteria:

- publicly-traded companies listed in the United States;
- companies in the biotechnology sector;
- similar market capitalization-within a range of approximately 0.4x to approximately 3.3x our then-current market capitalization;
- the stage of development of each company's development candidates;
- companies developing products in our target areas of infectious disease vaccines, rare diseases and immune-oncology; and
- companies with employee populations reflecting similar organization scale to Moderna.

This analysis led to the initial selection of the following peer group which was used to make the relevant compensation assessments for 2020.

2019-2020 Compensation Peer Group		
ACADIA Pharmaceuticals	Blueprint Medicines Corporation	Nektar Therapeutics
Agios Pharmaceuticals	bluebird bio	Neurocrine Biosciences
Alkermes	Exelixis	Sage Therapeutics
Allogene Therapeutics	FibroGen	Sarepta Therapeutics
Alnylam Pharmaceuticals	Incyte Corporation	Seattle Genetics
BioMarin Pharmaceutical	Ionis Pharmaceuticals	Ultragenyx Pharmaceutical

Based on a review of the analysis prepared by Pay Governance, in December 2020 the Compensation Committee approved the updated compensation peer group below for the remainder of 2020 and for 2021; however, this peer group was not used for setting compensation for our NEOs for 2020. In making changes

to the peer group, the committee continued to assess the factors listed above against the evolution of the Company, including the launch of the Company's first commercial product—the Moderna COVID-19 Vaccine—the increase in the Company's market capitalization, as well as anticipated revenue growth.

2020-2021 Compensation Peer Group		
ACADIA Pharmaceuticals	BioNTech SE +	Neurocrine Biosciences
Alexion Pharmaceuticals +	Exelixis	Regeneron Pharmaceuticals +
Alnylam Pharmaceuticals	Gilead Sciences +	Sarepta Therapeutics
Biogen +	Incyte Corporation	Seagen (fka Seattle Genetics)
BioMarin Pharmaceutical	Ionis Pharmaceuticals	Vertex Pharmaceuticals +

+ *New addition to peer group for 2020-2021.*

Primary Elements of Executive Compensation Program

The primary elements of our executive compensation program are:

- base salary;
- short-term incentive compensation in the form of annual cash bonuses; and
- long-term incentive compensation in the form of annual equity awards.

We do not have a specific policy regarding the percentage allocation between short-term and long-term, or fixed and variable, compensation elements.

Our executive officers, including our NEOs, are also eligible to participate in our standard employee benefit plans, such as our health and welfare benefits plans, our employee stock purchase plan and our 401(k) Plan on the same basis as our other employees. In addition, as described below, our executive officers, including our NEOs, are entitled to certain change-in-control severance payments and benefits pursuant to our Executive Severance Plan, described herein.

Base Salary

We pay base salaries to our executive officers, including our NEOs, as the fixed portion of their compensation to provide them with a reasonable degree of personal income, and to attract and retain top-performing individuals. At the time of hire, base salaries are determined for our executive officers, including our NEOs, based on the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above. Typically, at the beginning of each year, the Compensation Committee reviews base salaries for our executive officers, including our NEOs, based on such factors to determine if an increase is appropriate. In addition, base salaries may be adjusted in the event of a promotion or significant change in responsibilities; however, we did not do so in 2020.

Annual base salaries for our NEOs were reviewed in February 2020, along with the salaries for our other employees. The Compensation Committee considered the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above in determining to increase salaries for our NEOs (other than Mr. Meline, who was not employed by the Company at the time) ranging from 2.7% to 3.6%, as described above for each NEO under "Executive Summary." The actual salaries paid to our NEOs in 2020 are set forth in the "Summary Compensation Table" below.

Short-Term Incentive Compensation

Annual Cash Bonuses

We provide short-term incentive compensation opportunities to our executive officers, including our NEOs, in the form of annual cash bonuses to drive our short-term success. Our annual cash bonuses are tied to achievement of annual corporate and individual performance goals pursuant to Company's Senior Executive Cash Incentive Bonus Plan (the "Bonus Plan"). In addition, our Compensation Committee may grant discretionary cash bonuses to the CEO or the other NEOs pursuant to the Bonus Plan based on individual performance during the year.

Corporate and Individual Performance Goals

At the beginning of each year, the Compensation Committee discusses with the CEO the annual corporate performance objectives that are intended to be the most significant drivers of our short-term and long-term success.

In addition, at the beginning of each year, our CEO, in consultation with each of the other executive officers, establishes individual performance goals for each of the other executive officers, including our other NEOs. The individual performance goals are generally designed to align the goals of our executive officers, including our NEOs, and his or her department with the corporate goals. The CEO discusses with the Compensation Committee his overall goals for the year which are in line with the overall corporate objectives but also include individual goals and action plans.

At the beginning of the year after the corporate performance objectives are established, the Compensation Committee, after reviewing management's self-assessment, evaluates specific achievements that are designed to advance the prior year's corporate objectives, and our overall success in the prior year, and determines our total percentage achievement level. Our CEO evaluates the other executive officers', including the other NEOs', achievement of their prior year's individual performance goals, and makes recommendations for total percentage achievement level. The Compensation Committee considers our CEO's recommendations, and independently reviews and approves the total percentage achievement level for each of the other executive officers, including our other NEOs.

Target Annual Bonuses

At the time of hire, the target annual bonus is determined for each of our executive officers, including our NEOs, and at the beginning of each year, the Compensation Committee reviews and approves the target annual bonus for each such individual. The Compensation Committee considers the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above, with an emphasis on market data from our compensation peer group for comparable positions while also factoring internal parity. Target annual bonuses represent a specific percentage of annual base salary.

2020 Corporate Objectives

Early in 2020, our Compensation Committee set broad based corporate objectives that established the criteria for the funding of our annual bonus plan. These corporate objectives were also designed to inform the more detailed goal setting by individual executive officers and their teams. These goals and objectives built upon prior goals that were set in 2019, and focused on the following key objectives:

- Generate human proof-of-concept data for multiple medicines.

- Execute on current development pipeline with high quality.

- Create new development candidates in existing modalities.

- Invent new modalities.

- Operate to agreed upon financial targets and guidance metrics.

For each of these corporate objectives, our Compensation Committee also established criteria for assessing performance in terms of what achievements would be below expectations, meet expectations or exceed expectations, with weighting assigned to each of these objectives as described below. In February 2021, the Compensation Committee completed its assessment of management's achievement of these corporate objectives for 2020, and concluded that for these core corporate objectives, the management team significantly exceeded expectations.

	Measurement Criteria			
Corporate Objective	Below Expectations (0 - 80%)	Meets Expectations (90-110%)	Exceed Expectations (120 - 200%)	Achievement
1. Generate human proof-of-concept (PoC) data for multiple medicines.	1 vaccine PoC (Phase 2)	1 vaccine PoC (Phase 2), 1 therapeutic PoC (Phase 1)	2+ PoC in +Phase 2	*Exceeded Expectations* • COVID-19 vaccine achieved Phase 2 PoC (immunogenicity) & Phase 3 efficacy • CMV vaccine achieved Phase 2 PoC (immunogenicity)
2. Execute on current development pipeline with high quality	Deliver 60-80% of operating objectives (stage gate transitions, overall timing, program budgets), maintain quality	Deliver 80-100% of operating objectives, maintain quality	Deliver on all core operating objectives, and significantly exceed in 2 or more key programs, and successfully deliver on inspections	*Met Expectations* • Achieved for clinical lot manufacture and delivery • Addition of 11 new programs plus COVID-19 vaccine
3. Create new development candidates (DCs) in existing modalities	1 DC	3 DCs	4+ DCs	*Exceeded Expectations* • Nominated 7 DCs by the end of 2020: COVID-19 (mRNA-1273), COVID-19 (mRNA-1283), EBV, Flu, RSV-ped (mRNA-1345), IL-2, PD-L1
4. Invent new modalities	No progress	Make strong progress towards new modality	Deliver 1 new DC (pulmonary)	*Met Expectations* • Made substantial progress in pulmonary delivery (PD), with evidence of nebulized transfection in vivo & in vitro PD.
5. Operate to agreed upon financial target/Guidance metric	Cash flow from operations worse than -$523M (>5% over)	Cash flow from operations of -$473M to -$523M (+/- 5%)	Cash flow from operations better than -$473M (>5% better)	*Exceeded Expectations* • Net cash provided by operating activities, less purchases of property and equipment, was $1.96 billion.

Additional COVID-19 Goals for 2020

Following the establishment of the foregoing core corporate objectives early in 2020, the Company's efforts to develop a vaccine against COVID-19, which began in January 2020, took on increased importance and focus. The genetic sequence for the novel coronavirus was released by Chinese authorities on January 11, and two days later, the Moderna infectious diseases team and scientists from the National Institutes of Health ("NIH") finalized the sequence for mRNA-1273, the Company's vaccine candidate against COVID-19. Just 42 days later, the Moderna team released its first batch of mRNA-1273 for human testing. On March 11, the WHO declared the novel coronavirus a pandemic. Days later, on March 16, NIH announced that the first participant in its Phase 1 study of mRNA-1273 was dosed—only 63 days from sequence selection to first human dosing. Moderna was the first company to launch a SARS-CoV-2 vaccine trial in humans.

Since that time, the Moderna team has worked relentlessly to help bring an end to the pandemic by carrying out clinical trials for the Moderna COVID-19 Vaccine, ramping up production and entering into arrangements with partners to help produce hundreds of millions of doses, building out a commercial organization, and seeking and receiving regulatory authorization for the distribution of the vaccine. Following the announcement in November of efficacy data from the Phase 3 trial for mRNA-1273, on December 18, the U.S. Food and Drug Administration granted mRNA-1273—now referred to in the U.S. as the Moderna COVID-19 Vaccine—an Emergency Use Authorization for vaccination against COVID-19 for individuals 18 and older, and Health Canada also authorized the vaccine just days later. By the end of 2020, nearly 17 million doses of the Moderna COVID-19 Vaccine had been delivered to the U.S. Government, with initial deliveries to the Canadian Government also completed by year-end. Additional authorizations in Israel, the European Union, the United Kingdom, Switzerland, Singapore and Qatar followed over the next few weeks. As of December 31, 2020, Moderna had orders to deliver more than 520 million doses of the Moderna COVID-19 Vaccine in 2021, with negotiations for the sale of additional doses underway.

In response to this unprecedented effort, the Compensation Committee determined that the Company had enhanced its overall objectives and its long term prospects to a significant degree through the aforementioned achievements in 2020, and therefore awarded a corporate bonus multiplier of 200% for purposes of funding the 2020 bonus pool for the executives and the employees of Moderna.

2020 Annual Bonus Determination

At the beginning of each year, the Compensation Committee reviews the target annual bonuses of our executive officers, including our NEOs. The Compensation Committee considered the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above, particularly market data from the companies in our compensation peer group. For 2020, our Compensation Committee set the target bonus for our CEO at 100% of salary and the target bonus for our other NEOs at 50% of salary, consistent with prior years.

In February 2021, senior management and the Compensation Committee assessed the performance of individual executives for 2020, assigning an individual performance factor that ranges from 0% to as high as 175% for employees achieving at a very high level of individual accomplishment. For our executives, while no formal ranges are established in advance, the Compensation Committee determined that in considering performance over the course of 2020, an individual executive officer who met our high level of performance expectations over the course of the year would receive an individual performance bonus factor of between 90% and 120% for 2020.

This assessment by the Compensation Committee for each of our executive officers, other than our CEO, was based on an evaluation conducted by our CEO of the executive officer's performance against his or her 2020 individual performance goals. Individual performance assessments and the corresponding individual performance factor for each NEO were determined by the Compensation Committee following discussions with our CEO (other than for himself). The Compensation Committee reviewed the 2020 individual performance of our CEO. Since our CEO has ultimate operational responsibility for the overall performance of the Company, the Compensation Committee and the Board determined that his annual bonus would be based entirely on the Company's overall performance. The performance assessment determinations were based on an overall balanced assessment of each executive officer's performance and no single factor was determinative in setting bonus payout levels, nor was the impact of any individual factor on the bonus quantifiable. For detail on the individual performance assessment for each NEO, see "Executive Summary—Overview of Compensation for Our Named Executive Officers," above.

These individual performance factors, when applied to the bonus funding for achievement of the corporate objective discussed above, resulted in individual bonus payouts as described below.

Name	2020 Target Annual Cash Bonus ($)	2020 Target Annual Cash Bonus including 200% achievement of Corporate Goals	Individual Performance Factor	2020 Actual Cash Bonus ($)
Stéphane Bancel	$ 950,000	$ 1,900,000	100%	$ 1,900,000
David Meline	169,673	339,334	100%	339,344
Lorence Kim, M.D.[1]	291,000	—	—	—
Stephen Hoge, M.D.	310,500	621,000	100%	621,000
Juan Andres	276,000	552,000	120%	662,400
Tal Zaks, M.D.	276,000	552,000	100%	552,000

(1) Dr. Kim left the Company before the end of the year and was ineligible for an annual bonus, and the Compensation Committee did not conduct an assessment of his performance.

Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as an important element of our executive compensation program. The value of equity awards is directly related to stock price appreciation over time, which incentivizes our executive officers to achieve long-term corporate goals and create long-term value for our stockholders. Equity awards also help us attract and retain top-performing executive officers in a competitive market.

At the time of hire, equity awards are granted to our executive officers, including our NEOs, based on the factors described in "Governance of Executive Compensation Program — Compensation-Setting Factors" above. Typically, at the beginning of each year, the Compensation Committee reviews the equity awards for our executive officers, including our NEOs, and determines the size of the annual equity awards it deems reasonable and appropriate based on such factors. In addition, the Compensation Committee may deem it advisable to grant subsequent equity awards to our executive officers, including our NEOs, and may adjust their equity awards in the event of a promotion or significant change in responsibilities; however, we did not do so in 2020.

2020 Annual Equity Awards

In a series of meetings in early 2020, the Compensation Committee considered the factors described in "Governance of Executive Compensation Program — Compensation-Setting Factors" above, particularly market data from the companies in our compensation peer group as well as each individual's performance in the prior year, and approved the 2020 annual equity awards for our NEOs below, other than Mr. Meline.

Mr. Meline's new hire equity award was set based upon market data for executives of comparable caliber and experience and was designed to provide Mr. Meline with an incentive to take on the role as our CFO.

In 2020, we allowed our employees, including our NEOs (but excluding our CEO), to choose whether to receive some portion of their annual equity award, or new hire

equity awards (as applicable), in RSUs. Historically, our NEOs generally only received stock options for their annual equity awards. Mr. Meline and Dr. Kim each chose to receive all of their equity awards in 2020 in the form of stock options, whereas Dr. Hoge, Dr. Zaks and Mr. Andres each chose to receive 25% of the value of their annual equity award in the form of RSUs, and 75% in the form of stock options. Dr. Kim forfeited his 2020 equity award upon departing the Company.

	Value of Equity Award
Stéphane Bancel	$ 9,000,000
David Meline	$ 8,600,000
Lorence Kim, M.D.	$ 2,500,000
Stephen Hoge, M.D.	$ 4,000,000
Tal Zaks, M.D.	$ 3,000,000
Juan Andres	$ 3,000,000

All stock option awards issued in 2020 to these NEOs vest, and become exercisable, over a four-year period, with 25% of the underlying shares vesting on the first anniversary of grant and the remaining shares vesting over the next three years on a quarterly basis (every three months) after the initial vesting date (for the annual grants, on February 28, 2021). The RSUs granted to our NEOs in 2020 also vest over a four-year period, with 50% of the underlying shares vesting on the second anniversary of the grant and the remaining shares vesting ratably over the next two years on a quarterly basis (every three months) after the vesting commencement date of February 28, 2022. For both the stock option and RSU awards, all of the underlying shares will be vested on the date four years after the grant date, so long as the NEO remains an employee or other service provider (including a consultant) of the Company on such vesting dates. We believe that the multi-year vesting requirements encourage retention because our senior executives are incentivized to remain employed through the vesting period.

The equity awards granted to our NEOs in 2020 are set forth in the "Summary Compensation Table" and the "Grants of Plan-Based Awards for Fiscal Year 2020" table below.

Updates to Our Executive Compensation Programs in 2021

2021 Bonus Program Objectives

For 2021, our corporate objectives are designed to focus on the strategic goals mentioned under the "Executive Summary" above. These objectives are further focused on continuing to promote innovation, organizational goals, execution on our strategy (including with respect to production and sale of our COVID-19 vaccine) and strong financial performance.

Introducing PSUs Into Our Equity Program

In 2021, we introduced performance-based restricted stock units, or PSUs, as part of the equity program for our Executive Committee. These PSUs have a three-year performance period, and the performance goals are aimed at the achievement of pipeline goals for our products over that time horizon. In this first year, the PSUs represent 25% of the overall grant date fair value of the equity package awarded to each of our Executive Committee members. For our CEO, the remaining 75% of his 2021 equity award was granted in stock options, and for the rest of the Executive Committee the annual award consisted of 50% options and 25% RSUs. These options and RSUs have a four-year vesting scheduled, with 25% vesting on the first anniversary of the grant date, and the remainder vesting ratably over the next 12 quarters.

Other Employee Benefits & Perquisites

Health and Welfare Benefits

Our executive officers, including our NEOs, are eligible to participate in the same employee benefit plans that are generally available to all of our employees, subject to the satisfaction of certain eligibility requirements, such as medical, dental, and life and disability insurance plans. We pay, on behalf of our employees, a portion of the premiums for health, life and disability insurance.

2018 Employee Stock Purchase Plan

Our executive officers, including our NEOs (other than Mr. Bancel, due to his ownership of more than 5% of our outstanding stock), are eligible to participate in our 2018 Employee Stock Purchase Plan (the "ESPP") on the same basis as our other full-time employees. The ESPP is a broad-based stock ownership program that permits eligible employees to set aside a portion of their compensation during a six-month offering period and use such contributions to purchase shares of our common stock at a purchase price equal to 85% of the lower of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period. During 2020, none of our NEOs participated in the ESPP.

401(k) Savings Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants can defer eligible compensation subject to applicable annual Internal Revenue Code of 1986, as amended (the "Code") limits. We provide a matching contribution of 50% of employee contributions up to 6% of compensation, which is 100% vested when contributed. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limited Perquisites

We provided limited perquisites to our named executive officers in 2020, consisting primarily of security services, relocation benefits, reimbursement of housing and commuting expenses and other de minimis benefits. We believe that providing such perquisites was appropriate to assist our NEOs in the performance of their duties, to make our NEOs more efficient and effective and for recruitment and retention purposes.

In response to the increased profile of our Company and our executives as we pursued the development of a vaccine against COVID-19, in 2020 the Company authorized the provision of personal and home security services to certain of our NEOs.

Employment Arrangements with our NEOs

Employment Offer Letters and Non-Compete, Non-Solicitation and Confidentiality Agreements

We generally enter into employment offer letters with new hires, including each of our NEOs when they joined the Company. These offer letters forth the basic terms and conditions of their employment, including initial base salary, initial equity awards, eligibility to participate in our standard employee benefits plans, the at-will employment relationship and, in certain cases, a one-time signing bonus. These offer letters also require that each NEO execute our standard employee confidentiality and assignment agreement. Each of our NEOs is subject to our standard non-competition, non-solicitation, confidentiality, and assignment agreement, which provides for a perpetual post-termination confidentiality covenant as well as post-termination non-competition and non-solicitation of customers, employees, and consultants covenants for one year following termination.

Lorence Kim – Executive Retention and Separation Agreement

On May 5, 2020, Dr. Kim and the Company entered into an Executive Retention and Separation Agreement (the "Kim Retention and Separation Agreement"), setting forth the terms of Dr. Kim's continued services as the Company's Chief Financial Officer through, and Dr. Kim's separation from employment on, August 23, 2020. Under the Kim Retention and Separation Agreement, Dr. Kim's annual base salary continued to be no less than $582,000, except for across the board salary reductions impacting all executives proportionately. Under the agreement, Dr. Kim was also no longer eligible to participate in the Company's Executive Severance Plan (as defined below under "Executive Severance Plan") and instead became entitled to the benefits and payments set forth in the Kim Retention and Separation Agreement. The Company agreed, subject to certain conditions, to pay Dr. Kim a cash lump sum in an amount equal to six months of Dr. Kim's annual base salary ($291,000) and a one-time cash lump sum in an amount equal to 50% of Dr. Kim's annual target bonus (i.e., $145,500). Under the Kim Retention and Separation Agreement, his options to purchase the Company's common stock or other equity granted to Dr. Kim under the Company's equity plans as of the date of the agreement continued to be governed by the terms and conditions of such plans and the applicable award agreements, and they were not otherwise accelerated.

Tal Zaks – Executive Retention Agreement

On March 29, 2020, Dr. Zaks and the Company entered into an Executive Retention Agreement (the "Zaks Retention Agreement"), setting forth the terms of Dr. Zaks' continued services as the Company's Chief Medical Officer through at least September 30, 2021 (the "Retention Date"). The Zaks Retention Agreement will be effective through the Retention Date or the last date of Dr. Zaks' employment, if different, as set forth therein (the "Retention Period").

During the Retention Period, Dr. Zaks' base salary will continue to be as set by the Company's CEO and the Compensation Committee and subject to periodic review and adjustments at the discretion of the committee. During the Retention Period, Dr. Zaks will also remain eligible to participate in the Company's Executive Severance Plan (as defined below under "Executive Severance Plan") subject to the terms and conditions thereof. Provided that Dr. Zaks remains continuously employed by the Company through the Retention Date, or in the event that Dr. Zaks' employment is terminated by the Company without Cause (as defined in the Executive Severance Plan) prior to the Retention Date, the Company will pay Dr. Zaks a one-time cash bonus of $1,000,000 (the "Retention Bonus"), subject to tax withholding under applicable law. Upon Dr. Zaks' termination of employment on or after the Retention Date for any reason other than for Cause or in the event that the Company terminates Dr. Zaks' employment without Cause prior to the Retention Date, then subject to Dr. Zaks' agreement to a general release and certain other standard terms and conditions, any options to purchase the Company's common stock granted to Dr. Zaks under the Company's equity plans, to the extent vested, exercisable and outstanding immediately prior to such termination, will remain exercisable for two years following the date of such termination (but in no event later than the original expiration date applicable to such option).

On February 23, 2021, Dr. Zaks and the Company entered into an Amended and Restated Executive Retention Agreement (the "Amended Zaks Retention Agreement"), which modified the original Zaks Retention Agreement. Under the Amended Zaks Retention Agreement, if a successor Chief Medical Officer is appointed prior to September 30, 2021, Dr. Zaks will continue to serve as a Special Advisor to our CEO through that date, and as additional consideration a pro rata share of Dr. Zaks' 2020 RSU grant, equivalent to 11,449 shares, would vest as of the Retention Date.

Executive Severance Plan

We believe that the severance payments and benefits provided under the Executive Severance Plans are appropriate in light of the post-employment compensation protections available to similarly-situated executive officers at companies in our compensation peer group and are an important component of each executive officer's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections.

In addition, we believe it is appropriate to provide enhanced severance benefits in connection with certain employment terminations occurring in connection with a change in control in order to encourage our executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain. The primary purpose of these arrangements is to keep our most senior executive officers focused on pursuing potential corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. All of our NEOs, other than Dr. Kim, are eligible for the Executive Severance Plan.

Termination not in connection with a change in control

The Executive Severance Plan provides that upon a termination of employment by us other than for "cause," death, or "disability," or upon a resignation by an eligible participant for "good reason" (in each case, as defined in the Executive Severance Plan), in either case outside of the "change in control period" (i.e., the period beginning on the date of a "change in control" (as defined in the Executive Severance Plan) and ending on the one-year anniversary of the change in control), the participant will be entitled to receive, subject to the execution and delivery of a separation agreement and release containing, among other provisions, an effective release of claims in favor of the Company and reaffirmation of the "restrictive covenants agreement" (as defined in the Executive Severance Plan):

(i) a severance amount equal to 12 months of the participant's annual base salary in effect immediately prior to such termination, payable over 12 months,

(ii) an amount equal to (A) the participant's annual target bonus in effect immediately prior to such termination, multiplied by (B) a fraction with a numerator equal to the number of full weeks elapsed in the then-current fiscal year prior to the date of termination and with a denominator equal to 52, payable over 12 months, and

(iii) up to 12 monthly cash payments equal to the monthly employer contribution that we would have

made to provide health insurance for the applicable participant if he or she had remained employed by us, based on the premiums as of the date of termination.

Termination in connection with a change in control

The Executive Severance Plan also provides that upon a termination of employment by us other than for cause, death, or disability or upon a resignation by an eligible participant for good reason, in either case within the change in control period, the participant will be entitled to receive, in lieu of the payments and benefits described above and subject to the execution and delivery of a separation agreement and release containing, among other provisions, an effective release of claims in favor of the Company and reaffirmation of the restrictive covenants agreement:

(i) a lump sum cash severance amount equal to 150% of the participant's annual base salary in effect immediately prior to such termination (or the participant's annual base salary in effect immediately prior to the change in control, if higher),

(ii) a lump sum amount equal to 150% of the participant's annual target bonus in effect immediately prior to such termination (or the participant's annual target bonus in effect immediately prior to the change in control, if higher) (the "Applicable Bonus"),

(iii) a lump sum amount equal to (A) the participant's Applicable Bonus multiplied by (B) a fraction with a numerator equal to the number of full weeks elapsed in the then-current fiscal year prior to the date of termination and with a denominator equal to 52,

(iv) a lump sum amount equal to the monthly employer contribution that we would have made to provide health insurance for the participant if he or she had remained employed by us for 18 months following the date of termination, based on the premiums as of the date of termination, and

(v) for all outstanding and unvested equity awards of the Company that are subject to time-based vesting held by the named executive officer, full accelerated vesting of such awards.

The payments and benefits provided under the Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable to an eligible participant in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a greater net after-tax benefit to the applicable participant.

Equity-Related Policies and Practices

Equity Award Grant Policy

We have adopted an Equity Award Grant Policy that sets forth the process and timing for us to follow when we grant equity awards for shares of our common stock to our employees, including our executive officers, or advisors or consultants pursuant to any of our equity compensation plans. Pursuant to the policy, all grants of equity awards must be approved in advance by our Board of Directors, the Compensation Committee or, subject to the delegation requirements in the policy, our CEO. The equity award granting authority delegated to our CEO applies to employees at the vice president level and below and to equity awards within the specific ranges set forth in the policy.

Generally, equity awards are granted on the following regularly scheduled basis as set forth in the policy:

- Equity awards granted by our CEO in connection with the hiring of a new employee are effective generally on the first Monday that is trading day in a month following the hiring of the employee (or the same date, if starting on the first Monday of the month).
- Equity awards granted by our Board of Directors or the Compensation Committee in connection with the hiring of a new employee or the promotion of an existing employee or the engagement of a new consultant are effective on the date of approval by our Board of Directors or the Compensation Committee, as applicable, or such later date as specified in such approval. Our Board of Directors and the Compensation Committee retain the discretion to grant equity awards at other times to the extent appropriate in light of the circumstances of such awards.
- Equity awards granted to existing employees (other than in connection with a promotion) will generally be granted, if at all, on a periodic basis, including an annual award to all employees and a late year grant to certain employees.

In addition, the policy sets forth the way our equity awards will be priced. If the grant of RSUs is denominated in dollars, the number of shares subject to each RSU award will be determined by dividing the value of such award by the closing market price on the Nasdaq Global Select Market of a share of our common stock on the effective date of grant, and if the grant of an option is denominated in dollars, the number of shares subject to such option will be determined by dividing such value by the Black-Scholes value of an option for one share of our common stock on the effective date of grant. The per share exercise price of all stock options will be at least equal to the closing market price on the Nasdaq Global Select Market of a share of our common stock on the effective date of grant.

Non-Employee Director and Executive Officer Stock Ownership Policy

In 2019 the Compensation Committee adopted a Stock Ownership Policy, which was subsequently amended in February 2021. As amended, the Stock Ownership Policy requires that by the fifth anniversary of the original effectiveness date of the policy (i.e., December 31, 2024), or the fifth anniversary of an individual becoming subject to the policy (whichever is later), that individual is required to hold a number of shares of Moderna stock equivalent in value to a multiple of the individual's salary or, in the case of directors, their annual cash retainer, as follows:

- CEO: 7 times annual salary
- President: 6 times annual salary
- Other Executive Committee members: 3 times annual salary
- Directors: 6 times annual cash retainer

In February 2021, the Stock Ownership Policy was revised by the Compensation Committee to provide that only owned shares would count toward satisfaction of the ownership requirement, eliminating credit previously granted for the value of vested but unexercised stock options. Until the requirements are met, covered individuals who were subject to the policy as of December 31, 2020 are required to hold 100% of any stock underlying vested RSU awards until the requirements are met, and individuals who are first subject to the policy on or after January 1, 2021 are required to hold 50% of any stock underlying vested RSU awards until the requirements are met.

As of December 31, 2020, each of Mr. Bancel and Dr. Hoge owned more than the required value of shares of Moderna common stock.

Clawback Policy

In February 2021, our Board of Directors adopted a clawback policy applicable to all performance-based compensation granted to members of our Executive Committee, beginning in 2021. The policy grants the Board or Compensation Committee discretion to recoup any performance-based compensation paid in excess of what otherwise should have been delivered due to the Executive Committee member's misconduct that resulted in a financial restatement. In addition, the policy grants the Board or Compensation Committee discretion to recoup performance-based compensation in the event that an Executive Committee member's detrimental conduct causes material financial, operational or reputational harm to the Company.

Policy Prohibiting Hedging and Pledging

Our Insider Trading Policy prohibits our executive officers, the non-employee members of our Board of Directors and certain designated employees who in the course of the performance of their duties have access to material, nonpublic information regarding the Company from engaging in the following transactions:

- selling any of our securities that they do not own at the time of the sale (a "short sale");
- buying or selling puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any

of our securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engaging in any other hedging transaction with respect to our securities at any time;

- using our securities as collateral in a margin account; and
- pledging our securities as collateral for a loan (or modifying an existing pledge).

As of the date of this Proxy Statement, none of our NEOs had previously sought or obtained approval from the Compensation Committee to engage in any hedging or pledging transaction involving our securities.

Executive Compensation Tables

2020 Summary Compensation Table

The following table provides information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us for the years set forth below. Please note that in certain years these individuals were not NEOs and as such we are not including their compensation for those years.

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Stéphane Bancel *Chief Executive Officer*	2020	$ 945,673	$ 1,900,000	$ —	$ 9,000,000	$ 1,009,602	$ 12,855,275
	2019	921,217	1,017,500	—	7,000,000	9,490	8,948,207
	2018	863,077	1,800,000	—	55,935,768	9,639	58,608,484
David Meline *Chief Financial Officer*	2020	334,616	339,344	—	8,600,000	—	9,273,960
Lorence Kim, M.D. *Former Chief Financial Officer*	2020	418,211	145,000	—	2,500,000	330,775	3,393,986
	2019	560,401	278,685	—	2,500,000	258,479	3,597,565
	2018	542,769	450,450	—	7,816,512	228,386	9,038,117
Stephen Hoge, M.D. *President*	2020	617,366	621,000	1,000,000	3,000,000	24,930	5,263,296
	2019	595,724	396,000	—	4,000,000	9,490	5,001,214
	2018	570,004	629,200	—	3,517,431	9,639	4,726,274
Tal Zaks *Chief Medical Officer*	2020	548,712	552,000	750,000	2,250,000	152,269	4,252,981
	2019	530,630	293,150	—	4,000,000	8,646	4,832,426
Juan Andres *Chief Technical Operations and Quality Officer*	2020	548,712	662,400	750,000	2,250,000	36,711	4,247,823
	2019	530,615	322,465	—	3,000,000	9,490	3,862,570

(1) Mr. Meline was hired by the Company on June 8, 2020 and was not an NEO for 2019 or 2018. Dr. Zaks and Mr. Andres were not NEOs in 2018. Dr. Kim was an employee through August 23, 2020.

Salary

Amounts represent the actual amount of base salary paid for each NEO during the applicable year. NEOs and other employees are generally assessed for potential salary increases at the beginning of each year. Percentage salary increases for each of our NEOs (other than Mr. Meline, whose salary was fixed at $600,000 upon hiring) were approved in February 2020 as follows: Bancel (2.7%, to $950,000), Kim (3.4%, to $582,000), Hoge (3.5%, to $621,000), Zaks (3.6%, to $552,000), and Andres (3.6%, to $552,000). For more information, see the discussion for each NEO under "Executive Summary" above.

Bonus

The amounts reported represent annual bonuses earned by our NEOs for services performed during 2020, 2019 and 2018, as applicable, based on the achievement of Company and individual performance objectives, other than the 2020 bonus for Dr. Kim, which was paid pursuant to the Kim Retention and Severance Agreement. Target bonuses for our NEOs are set as a percentage of annual salary, and for 2020 were 100% of

salary for our CEO and 50% of salary for our other NEOs. Mr. Meline's bonus was prorated due to his being employed for only part of the year. Dr. Kim was ineligible for a performance bonus due to his mid-year departure. For more information, see "Short-Term Incentive Compensation" above.

Stock Awards

The amount reported represents the aggregate grant date fair value of RSUs awarded to the NEOs, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSUs reported in this column are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2020 included in our Annual Report. The amount reported in this column reflects the accounting cost for these RSUs and does not correspond to the actual economic value that may be received by the applicable NEO upon the vesting/settlement of the RSUs or any sale of the underlying shares of common stock.

Option Awards

The amounts reported represent the aggregate grant date fair value of the stock options awarded to the NEOs during 2020, 2019 and 2018, as applicable, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2020 included in our Annual Report. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the NEOs upon the exercise of the stock options or any sale of the underlying shares of common stock. The amount shown for Mr. Meline reflects his new hire equity awards. The 2020 award for Dr. Kim was forfeited upon his departure from the Company.

All Other Compensation

Amounts reported represent $8,550 for matching contributions made by the Company in 2020 under its 401(k) plan for Messrs. Bancel, Kim, Hoge, Zaks and Andres.

For Dr. Kim for 2020, amounts reported also reflect $291,000 in severance (see "Lorence Kim – Executive Retention and Separation Agreement," above) and $31,225 for housing and commuting expenses and related tax-gross up payments for such expenses.

Amounts also include the following incremental expense recognized by the Company for the provision of personal and home security services to the following individuals: Mr. Bancel ($1,001,052); Dr. Hoge ($16,380); Mr. Andres ($28,161) and Dr. Zaks ($143,719). The Company began to provide such services to address increased security concerns as we pursued the development of a COVID-19 vaccine during 2020.

Grants of Plan-Based Awards for Fiscal Year 2020

The following table sets forth the individual awards made to each of our NEOs during 2020. For a description of the types of awards indicated below, please see our "Compensation Discussion and Analysis" above.

Name	Grant Date[1]	Number of Shares of Stock or Units (#)[2]	Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/share)[4]	Grant Date Fair Value of Stock and Option Awards ($)[5]
Stéphane Bancel	February 28, 2020	—	644,480	$ 25.93	$ 9,000,000
David Meline	July 6, 2020	—	271,303	59.15	8,600,000
Lorence Kim, M.D.	February 28, 2020	—	179,022	25.93	2,500,000
Stephen Hoge, M.D.	February 28, 2020	38,565	214,826	25.93	4,000,000
Tal Zaks, M.D.	February 28, 2020	28,924	161,120	25.93	3,000,000
Juan Andres	February 28, 2020	28,924	161,120	25.93	3,000,000

(1) All grants were approved by the Compensation Committee on February 25, 2020, with a grant date of February 28, 2020, other than the new hire award for Mr. Meline, which was approved by the Compensation Committee on May 29, 2020, with a grant date of July 6, 2020, consistent with the Company's grant date convention for new hires under the Company's Equity Award Grant policy.

(2) Each RSU is subject to time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2020 Year-End Table" below.

(3) Each stock option is subject to time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2020 Year-End Table" below.

(4) Based upon the closing sale price of our common stock as reported on the Nasdaq Global Select Market on the date of grant.

(5) The amounts reported represent the aggregate grant date fair value of the stock options and RSUs, as applicable, awarded to the NEOs during 2020, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options and RSUs, as applicable, reported in this column are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2020 included in our Annual Report. The amounts reported in this column reflect the aggregate accounting cost for these stock options and RSUs, and do not correspond to the actual economic value that may be received by the NEOs upon the exercise of the stock options, the vesting/settlement of the RSUs or any sale of the underlying shares of common stock.

Outstanding Equity Awards at 2020 Year-end

The table below sets forth information regarding outstanding equity awards held by our NEOs as of December 31, 2020. Dr. Kim, our former CFO, did not have any equity awards outstanding as of that date.

Name	Grant Date[1]	Award Type	First Vesting Date	Number Exercisable/ Outstanding	Number Unexercisable/ Unvested	Option Exercise Price	Option Expiration Date	Market Value[2]
Stéphane Bancel	8/19/2013	Options	8/10/2016	4,587,155[3]	—	$ 0.99	8/19/2023	$ 474,678,799
	2/23/2016	Options	2/23/2017	688,073[3]	—	10.90	2/23/2026	64,382,991
	8/10/2016	Options	8/10/2016	558,394[3]	—	19.15	8/10/2026	47,642,176
	8/10/2016	Options	8/10/2016	193,321[3]	—	19.15	8/10/2026	16,494,148
	2/23/2017	Options	2/22/2018	602,057[4]	40,144[4]	12.21	2/23/2027	59,249,464
	2/28/2018	Options	2/28/2019	415,706[5]	501,725[5]	14.22	2/28/2028	82,798,148
	12/6/2018	Options	6/13/2020	860,090[6]	3,727,065[6]	23.00	12/6/2028	373,715,518
	3/8/2019	Options	3/8/2020	259,696[4]	333,896[4]	20.93	3/8/2029	49,588,676
	2/28/2020	Options	2/28/2021	—	644,480[4]	25.93	2/28/2030	50,617,459
								1,219,167,379
David Meline	7/6/2020	Options	7/6/2021	—	271,303[4]	59.15	7/6/2030	12,295,452
								12,295,452
Stephen Hoge	8/10/2016	Options	8/10/2016	677,431[3]	—	0.99	8/19/2023	70,100,560
	8/10/2016	Options	2/23/2017	366,972[3]	—	10.90	2/23/2026	34,337,570
	8/10/2016	Options	8/10/2016	223,357[3]	—	19.15	8/10/2026	19,056,819
	8/10/2016	Options	8/10/2016	96,660[3]	—	19.15	8/10/2026	8,247,031
	2/23/2017	Options	2/22/2018	430,037[4]	28,678[4]	12.21	2/23/2027	42,321,046
	10/3/2017	Options	10/3/2018	1,032,108[7]	802,754[7]	12.21	10/3/2027	169,284,368
	2/28/2018	Options	2/27/2019	283,825[4]	129,019[4]	14.22	2/28/2028	37,259,171
	3/8/2019	Options	3/8/2020	148,397[4]	190,798[4]	20.93	3/8/2029	28,336,350
	2/28/2020	Options	2/28/2021	—	214,826[4]	25.93	2/28/2030	16,872,434
	2/28/2020	RSUs	2/28/2022	—	38,565[8]			4,028,886
								429,844,235
Tal Zaks	2/23/2017	Options	2/22/2017	—	11,478[4]	12.21	2/23/2027	1,058,960
	10/3/2017	Options	10/3/2018	—	194,952[4]	12.21	10/3/2027	17,986,272
	2/28/2018	Options	2/27/2019	—	50,175[4]	14.22	2/28/2028	4,528,294
	3/8/2019	Options	3/8/2020	—	190,798[4]	20.93	3/8/2029	15,939,265
	2/28/2020	Options	2/28/2021		161,120[4]	25.93	2/28/2030	12,654,365
	2/28/2020	RSUs	2/28/2022		28,924[8][9]			3,021,690
								55,188,846
Juan Andres	8/29/2017	Options	8/29/2018	512,799[4]	172,023[4]	12.21	8/29/2027	63,181,678
	2/28/2018	Options	2/28/2019	47,301[4]	21,506[4]	14.22	2/28/2028	6,209,832
	3/8/2019	Options	3/8/2020	111,298[4]	143,098[4]	20.93	3/8/2029	21,252,242
	2/28/2020	Options	2/28/2021	—	161,120[4]	25.93	2/28/2030	12,654,365
	2/28/2020	RSUs	2/28/2022		28,924[8]			3,021,690
								106,319,806

(1) Equity awards granted prior to December 6, 2018 are subject to the terms of our 2016 Stock Option and Grant Plan, as amended from time to time (the "2016 Stock Plan") and equity awards granted on or after December 6, 2018 are subject to the terms of our 2018 Stock Plan.
(2) Market value reflects the value of the applicable equity award, including both vested and unvested portions, based upon the closing price for the Company's common stock on December 31, 2020 of $104.47.
(3) The shares subject to the option are fully vested.
(4) 25% of the shares subject to the equity award vest on the first anniversary of the grant date and the remaining 75% vest in 12 equal quarterly installments thereafter, generally subject to the NEO's continuous service relationship with the Company through each applicable vesting date.
(5) This option grant vests in three tranches. The first tranche, consisting of 50% of the underlying shares, vests as follows: 25% of this tranche vested on the first anniversary of the grant date, and the remainder vests in 12 equal quarterly installments thereafter. The second tranche, consisting of 25% of the underlying shares, vests as follows: 25% of this tranche vested on the second anniversary of the grant date, and the remainder vests in 12 equal quarterly installments thereafter. The third tranche, consisting of 25% of the underlying shares, vests as follows: 25% of this tranche vests on the third anniversary of the grant date, and the remainder will vest in 12 equal quarterly installments thereafter. Vesting is generally subject to Mr. Bancel's continuous employment with the Company through the applicable vesting date.
(6) This option grant vests in two tranches. The first tranche, consisting of 50% of the underlying shares, vests as follows: 25% of this tranche vested on June 13, 2020 (573,394 shares), and the remainder of this tranche will vest in 12 equal quarterly installments (143,348 shares each) thereafter. The second tranche, consisting of 50% of the underlying shares (2,436,933 shares), will vest on June 13, 2023. Vesting is generally subject to Mr. Bancel's continuous employment with the Company through the applicable vesting date.
(7) 50% of the shares (917,432 shares) subject to the option vest over four years in accordance with the following schedule: 25% of such shares vest on the first anniversary of the grant date and the remaining 75% of such shares vest in 12 equal quarterly installments thereafter. 25% of the shares (458,715 shares) subject to the option vest over five years in accordance with the following schedule: 25% of such shares vest on the second anniversary of the grant date and the remaining 75% of such shares vest in 12 equal quarterly installments thereafter. 25% of the shares (458,715 shares) subject to the option vest over six years in accordance with the following schedule: 25% of such shares vest on the third anniversary of the grant date and the remaining 75% of such shares vest in 12 equal quarterly installments thereafter. Vesting is generally subject to Dr. Hoge's continuous employment with the Company through the applicable vesting date.
(8) 50% of the shares subject to the equity award vest on the second anniversary of the grant date and the remaining 50% vest in 8 equal quarterly installments thereafter, generally subject to the NEO's continuous service relationship with the Company through each applicable vesting date.
(9) Pursuant to the Amended Zaks Retention Agreement, 11,449 RSUs will vest on September 30, 2021, if Dr. Zaks satisfies the conditions for accelerated vesting under the agreement.

Option Exercises and Stock Vested in Fiscal Year 2020

The following table sets forth the number of shares acquired and the value realized upon exercises of stock options and vesting of RSUs during the fiscal year ended December 31, 2020 by each of our NEOs.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Stéphane Bancel	—	$ —	—	$ —
David Meline	—	—	—	—
Lorence Kim, M.D.	1,895,284	88,790,995	—	—
Stephen Hoge, M.D.	240,000	19,559,001	—	—
Tal Zaks, M.D.	1,177,845	67,493,200	—	—
Juan Andres	232,609	9,316,786	—	—

(1) The value realized upon the exercise of option awards is calculated as the difference between the market price of the underlying security at exercise and the exercise price of the options, exclusive of any payments or consideration provided on behalf of the NEO.

All stock option exercises shown in the table above were conducted pursuant to 10b5-1 plans. For as long as they are executives, our NEOs are required to conduct any trades, including stock option exercises, pursuant to 10b5-1 plans. These plans require that the executive commit to a trading plan in advance and at a time when the Company is in an open trading window under the Company's Insider Trading Policy.

Potential Payments on Termination or Change in Control

Our Executive Severance Plan, as described above, provides for certain payments and benefits in the event of certain qualifying terminations of employment, including qualifying terminations of employment in connection with a change in control of the Company.

The table below quantifies the potential payments and benefits that would have become due to our NEOs (other than Dr. Kim), assuming that a qualifying termination occurred on December 31, 2020.

Dr. Kim was not eligible to receive any payments or benefits in the event of a termination on December 31, 2020 as he was no longer employed by the Company as of that date. See "Lorence Kim - Executive Retention and Separation Agreement" above for details related to payments Dr. Kim received upon departure from the Company.

The closing market price of a share of our common stock on December 31, 2020 was $104.47.

	Qualifying Termination Not in Connection with a Change in Control ($)[1]	Qualifying Termination in Connection with a Change in Control ($)[2]
Stéphane Bancel		
Cash Severance Payment	$ 950,000[3]	$ 1,425,000 [4]
Cash Incentive Bonus Payment	950,000[5]	2,375,000 [6]
COBRA Premiums	24,312[7]	36,468 [8]
Accelerated Equity Vesting (Time-Based)	—	431,139,483 [9]
David Meline		
Cash Severance Payment	600,000[3]	900,000 [4]
Cash Incentive Bonus Payment	173,077[5]	623,077 [6]
COBRA Premiums	15,790[7]	23,685 [8]
Accelerated Equity Vesting (Time-Based)	—	12,295,452 [9]
Stephen Hoge, M.D.		
Cash Severance Payment	621,000[3]	931,500 [4]
Cash Incentive Bonus Payment	310,500[5]	776,250 [6]
COBRA Premiums	24,312[7]	36,468 [8]
Accelerated Equity Vesting (Time-Based)	—	125,192,466 [9]
Tal Zaks, M.D.		
Cash Severance Payment	1,552,000[10]	3,328,000 [10]
Cash Incentive Bonus Payment	276,000[5]	690,000 [6]
COBRA Premiums	24,312[7]	36,468 [8]
Accelerated Equity Vesting (Time-Based)	—	55,188,846 [9]
Juan Andres		
Cash Severance Payment	552,000[3]	828,000 [4]
Cash Incentive Bonus Payment	276,000[5]	690,000 [6]
COBRA Premiums	24,312[7]	36,468 [8]
Accelerated Equity Vesting (Time-Based)	—	45,442,220 [9]

(1) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "not in connection with a change in control" means outside of the change in control period.

(2) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "in connection with a change in control" means within the change in control period.

(3) Represents twelve months of the executive's base salary.

(4) Represents 18 months of the executive's base salary.

(5) Represents the NEO's target annual bonus opportunity, pro-rated for the number of weeks employed during the year of termination.

(6) Represents 150% of the NEO's target annual bonus opportunity plus the NEO's target bonus opportunity, pro-rated for the number of weeks employed during the year of termination.

(7) Represents 12 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the NEO as of the date of termination.

(8) Represents 18 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the NEO as of the date of termination.

(9) Represents the value of acceleration of vesting of 100% of the NEO's unvested and outstanding time-based equity awards, based on the market price of a share of our common stock on December 31, 2020, which was $104.47.

(10) Pursuant to the terms of Dr. Zaks' Retention Agreement, in the event of a "qualifying termination" whether in connection with a change of control or not, he would have been entitled to a $1,000,000 cash severance payment, in addition to those amounts he otherwise also would have been entitled to under the Executive Severance Plan (see "Tal Zaks - Executive Retention Agreement," above at page 42).

Equity Compensation Plan Information

The following table provides information as of December 31, 2020 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Restricted Stock Units (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders[1]	36,251,179[2]	$ 17.14	31,552,397[3][4]
Equity Compensation Plans Not Approved by Stockholders	—	N/A	—
TOTAL	36,251,179	$ 17.14	31,552,397

(1) Consists of our 2018 Stock Plan, 2016 Stock Plan, and ESPP. Following our initial public offering, we have not and will not grant any awards under our 2016 Stock Plan, but all outstanding awards under the 2016 Stock Plan will continue to be governed by their existing terms. The shares of common stock underlying any awards granted under the 2016 Stock Plan or 2018 Stock Plan that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock, or otherwise terminated (other than by exercise) and the shares of common stock that are withheld upon exercise of a stock option or settlement of such award to cover the exercise price or tax withholding will be added to the shares of common stock available for issuance under the 2018 Stock Plan.

(2) Does not include purchase rights accruing under the ESPP because the purchase right (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.

(3) Consists of shares available for future issuance under the ESPP and the 2018 Stock Plan. As of December 31, 2020, 3,626,905 shares of common stock were available for issuance under the ESPP (which number includes shares subject to purchase during the current purchase period, which commenced on December 7, 2020, and the exact number of which will not be known until the end of the purchase period on May 30, 2021), and 27,925,492 shares of common stock were available for issuance under the 2018 Stock Plan. Subject to the number of shares remaining in the share reserve, under the ESPP, the maximum number of shares purchasable by any participant on any one purchase date for any purchase period, including the current period, may not exceed 3,000 shares.

(4) The 2018 Stock Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2019, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2020, by the least of 3,240,000 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. In December 2020, our Compensation Committee determined that neither the 2018 Stock Plan nor the ESPP would increase the shares reserved thereunder for future issuances in 2021, as both plans had ample shares reserved for expected future issuances as of the end of 2020.

CEO Pay Ratio

We present below the ratio of annual total compensation of our median compensated employee to the annualized total compensation of Mr. Bancel, calculated in accordance with Item 402(u) of Regulation S-K.

In identifying our median employee, we reviewed the compensation of our entire employee population of approximately 1,300 U.S. employees as of December 31, 2020, excluding all 24 of our non U.S. employees (21 employees in Switzerland and one in each of the United Kingdom, Canada and Spain). In performing this analysis, we identified the median employee based on actual base pay during 2020, plus all cash bonuses and overtime pay received during the year. After identifying the median employee, we then determined the value of annual equity awards received and the cash bonus

for 2020 (paid in 2021), as well as other benefits such as 401(k) matching, in the same method used to calculate and report Mr. Bancel's compensation.

The 2020 total compensation for Mr. Bancel, as reported above in the 2020 Summary Compensation Table on page 46 was $12,855,275, which reflects all elements of his compensation as determined under Item 402 of Regulation S-K. The 2020 annual total compensation as determined under Item 402 of Regulation S-K for our median employee, who is employed in our research associate track, was $159,114.

The ratio of Mr. Bancel's total compensation to our median employee's total annual compensation for fiscal year 2020 is 81 to 1.

Other Compensation Policies and Practices

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code ("Section 162(m)") disallows a federal income tax deduction for public corporations of remuneration in excess of $1 million paid in any fiscal year to certain specified executive officers. Subject to certain transition rules which apply to remuneration provided pursuant to written binding contracts which were in effect on November 2, 2017, and which are not subsequently modified in any material respect and certain transition relief for newly public companies, for taxable years beginning after December 31, 2017, the exemption from the deduction limit for "performance-based compensation" is no longer available. Consequently, for fiscal years beginning after December 31, 2017, all remuneration in excess of $1 million paid to a specified executive will not be deductible unless it qualifies for the transition relief described above.

In designing our executive compensation program and determining the compensation of our executive officers, including our NEOs, the Compensation Committee considers a variety of factors, including the potential impact of the Section 162(m) deduction limit. However, the Compensation Committee will not necessarily limit executive compensation to that which is or may be deductible under Section 162(m). The deductibility of some types of compensation depends upon the timing of an executive officer's vesting or exercise of previously granted rights. Further, interpretations of and changes in the tax laws, and other factors beyond the Compensation Committee's control also affect the

deductibility of compensation. The Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent consistent with its compensation goals.

To maintain flexibility to compensate our executive officers in a manner designed to promote our short-term and long-term corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee believes that our stockholders' interests are best served if its discretion and flexibility in awarding compensation is not restricted in order to allow such compensation to be consistent with the goals of our executive compensation program, even though some compensation awards may result in non-deductible compensation expense.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standard Board's Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee members of our Board of Directors, including stock options to purchase shares of our common stock and other stock awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient of the awards may never realize any value from their awards.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the company that exceeds certain prescribed limits, and that the company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 of the Code.

Section 409A of the Internal Revenue Code

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A of the Code. Although we do not maintain a traditional nonqualified deferred compensation plan, Section 409A of the Code does apply to certain severance arrangements, bonus arrangements and equity awards. We structure all our severance arrangements, bonus arrangements and equity awards in a manner to either avoid the application of Section 409A or, to the extent doing so is not possible, to comply with the applicable requirements of Section 409A of the Code.

Compensation Committee Report

The information contained in this Compensation and Talent Committee Report shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission, subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or subject to the liabilities of Section 18 of the Exchange Act. No portion of this Compensation and Talent Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that Moderna specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The Compensation and Talent Committee has reviewed and discussed the section captioned "Compensation Discussion and Analysis" with management. Based on such review and discussions, the compensation and talent committee recommended to the Board of Directors that this "Compensation Discussion and Analysis" section be included in this proxy statement.

Respectfully submitted by the members of the Compensation and Talent Committee of the Board of Directors:

Stephen Berenson (Chairperson)

Francois Nader

Paul Sagan

Elizabeth Tallett

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of March 9, 2021, or as of the date otherwise set forth below, for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;
- each of our named executive officers;
- each of our directors;
- each of our director nominees; and
- all of our executive officers, directors, and director nominees as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to

which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership in the table below is based on 400,525,387 shares of common stock outstanding as of March 9, 2021. The table shown below and the calculated percentage of beneficial ownership includes shares owned by each stockholder and all stock options held by such stockholder that are either currently vested or will be vested within 60 days of March 9, 2021. Further details are provided in the footnotes section below the table.

Name and Address of Beneficial Owner[1]	Shares Beneficially Owned	
	Number	Percentage
Named Executive Officers, Directors and Director Nominees:		
Stéphane Bancel, *Chief Executive Officer and Director*[2]	31,767,237	7.9%
Noubar B. Afeyan, Ph.D., *Chairman*[3] (see Flagship Pioneering and affiliated entities below)	26,624,078	6.6%
Robert Langer, Sc.D., *Director*[4]	11,793,363	2.9%
Stephen Hoge M. D., *President*[5]	5,283,176	1.3%
Juan Andres, *Chief Technical Operations and Quality Officer*[6]	791,556	*%
Paul Sagan, *Director*[7]	623,749	*%
Stephen Berenson, *Director*[8]	178,236	*%
Tal Zaks, M.D., *Chief Medical Officer*[9]	80,183	*%
Francois Nader, M.D., *Director*[10]	75,879	*%
Lorence Kim, M.D., *Former Chief Financial Officer*[11]	65,000	*%
Sandra Horning, M.D., *Director*[12]	35,466	*%
Elizabeth Tallett, *Director*[13]	11,229	*%
David Meline, *Chief Financial Officer*[14]	1,500	*%
Elizabeth Nabel, M.D., *Director*[15]	0	*%
All executive officers, directors and director nominees as a group (16 persons)[16]	77,679,823	19.4%
Other 5% Stockholders:		
Baillie Gifford and Co.[17]	44,691,386	11.2%
Flagship Pioneering and affiliated entities[18] (see Noubar B. Afeyan, Ph.D., *Chairman* above)	24,366,937	6.1%
The Vanguard Group[19]	23,371,855	5.8%
BlackRock, Inc.[20]	20,476,714	5.1%

* Represents beneficial ownership of less than one percent

(1) Unless otherwise indicated, the address for each beneficial owner is c/o Moderna, Inc., 200 Technology Square, Cambridge, MA 02139.

(2) The shares reported herein consist of (a) 6,422,868 shares held directly by Stéphane Bancel, (b) 7,514,880 shares held by OCHA LLC ("OCHA"), (c) 9,050,372 shares held by Boston Biotech Ventures, LLC ("BBV"), (d) 132,568 shares held by a trust for the benefit of Mr. Bancel's family and of which the trustee is an independent institution and (e) 8,646,549 shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of March 9, 2021. Mr. Bancel is the controlling unit holder and sole managing member of each of OCHA and BBV. Mr. Bancel disclaims beneficial ownership of the shares held in the trust.

(3) Includes (a) 2,101,703 shares of common stock held by Noubar B. Afeyan, Ph.D., (b) 155,438 shares of common stock underlying stock options held by Dr. Afeyan that are or will be immediately exercisable within 60 days of March 9, 2021, and (c) the shares held by the entities affiliated with Flagship as described in note 18 below.

(4) Consists of (a) 11,466,961 shares held by Robert Langer, (b) 14,132 shares held by Michael D. Langer Irrevocable Trust u/d/t dated 12/14/95, (c) 14,132 shares held by Susan K. Langer Irrevocable Trust u/d/t dated 12/14/95, (d) 14,132 shares held by Samuel A. Langer Irrevocable Trust u/d/t dated 12/14/95, and (e) 284,006 shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of March 9, 2021.

(5) Consists of (a) 1,609,597 shares held by Stephen Hoge, (b) 151,933 shares held by a trust for the benefit of Dr. Hoge's spouse and children, of which his spouse is a trustee (c) 4,116 shares held by Valhalla LLC, and (c) 3,517,530 shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of March 9, 2021. Dr. Hoge disclaims beneficial ownership of the shares held in the trust.

(6) Consists of 791,556 shares of common stock underlying outstanding stock options held by Juan Andres that are or will be immediately exercisable within 60 days of March 9, 2021.

(7) Consists of (a) 420,407 shares held by Paul Sagan Revocable Trust, (b) 76,452 shares held by The Chatham Trust, (c) 17,201 shares held by Erwin Park LLC, and (d) 109,689 shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of March 9, 2021.

(8) Consists of (a) 22,798 shares held by Stephen Berenson and Louise Barzilay, Joint Tenants with Right of Survivorship, and (b) 155,438 shares of common stock underlying outstanding stock options held by Mr. Berenson that are or will be immediately exercisable within 60 days of March 9, 2021.

(9) Consists of 80,183 shares of common stock underlying outstanding stock options held by Tal Zaks that are or will be immediately exercisable within 60 days of March 9, 2021.

(10) Consists of 75,879 shares of common stock underlying outstanding stock options held by Francois Nader that are or will be immediately exercisable within 60 days of March 9, 2021.

(11) Consists of 65,000 shares held by Lorence Kim. Dr. Kim held no options to purchase common stock as of March 9, 2021.

(12) Consists of 35,466 shares of common stock underlying outstanding stock options held by Sandra Horning that are or will be immediately exercisable within 60 days of March 9, 2021.

(13) Consists of 11,229 shares of common stock underlying outstanding stock options held by Elizabeth Tallett that are or will be immediately exercisable within 60 days of March 9, 2021.

(14) Consists of 1,500 shares held by David Meline. Mr. Meline held no options to purchase common stock within 60 days of March 9, 2021.

(15) Elizabeth Nabel held no options to purchase common stock within 60 days of March 9, 2021.

(16) Consists of (a) 63,435,474 shares held and (b) 14,244,349 shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of March 9, 2021.

(17) Based solely on a Schedule 13G/A filed March 1, 2021. Includes shares of common stock beneficially owned by Ballie Gifford & Co, a Scottish partnership. The business address of Baillie Gifford & Co is Carlton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(18) Based solely on a Schedule 13G/A filed February 16, 2021 and Forms 4 filed on February 24, 2021, consists of (a) 11,460,435 shares of common stock held by Flagship VentureLabs IV, LLC ("VentureLabs IV"), (b) 3,924 shares of common stock held by Flagship Pioneering, Inc. ("Flagship Pioneering"), (c) 8,943,918 shares of common stock held by Flagship Ventures Fund IV, L.P. ("Flagship IV"), (d) 3,925,544 shares of common stock held by Flagship Ventures Fund IV-Rx, L.P. ("Flagship IV-Rx" and together with VentureLabs IV, and Flagship IV, the "Flagship Funds") and (e) 33,116 shares of common stock underlying stock options held by Flagship Pioneering that are or will be immediately exercisable within 60 days of March 9, 2021. Flagship IV is a member of VentureLabs IV and also serves as its manager. The general partner of each Flagship IV and Flagship IV-Rx is Flagship Ventures Fund IV General Partner LLC ("Fund IV GP"). Noubar B. Afeyan, Ph.D. is the sole manager of Fund IV GP and CEO and sole stockholder of Flagship Pioneering and may be deemed to have voting and investment power with respect to all shares held by the Flagship Funds and Flagship Pioneering.

(19) Based solely on a Schedule 13G/A filed February 10, 2021. Includes shares of common stock beneficially owned by The Vanguard Group. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(20) Based solely on a Schedule 13G filed February 2, 2021. Includes shares of common stock beneficially owned by BlackRock, Inc. The business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership, and to furnish us with copies of all such reports. To our knowledge, based solely on a review of the copies of such reports furnished to us, or written representation that no other reports were required, we believe that for the year ended December 31, 2020, all required reports were filed on a timely basis under Section 16(a) of the Exchange Act, except that due to an administrative oversight, a Form 4 was not filed reflecting the new hire equity award for David Meline that was issued on July 6, 2020 until January 11, 2021.

Proposal No. 3 Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2021. Ernst & Young has served as our independent registered public accounting firm since 2014. As a matter of good corporate governance, we are asking stockholders to ratify this appointment. If this appointment is not ratified at the Annual Meeting, the Audit Committee may reevaluate the selection of our auditors, but is not required to do so. Even if stockholders ratify this appointment, the Audit Committee, in its sole discretion, may appoint another independent registered public accounting firm at any time if the committee believes that such a change would be in the best interests of Moderna and its stockholders.

A representative of Ernst & Young is expected to attend the Annual Meeting, will have an opportunity to make a statement if he or she wishes to do so, and will be available to respond to appropriate questions from stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to us by Ernst & Young for the years ended December 31, 2020 and December 31, 2019:

	2020	2019
Audit fees[1]	$ 2,107,500	$ 1,711,806
Audit-related fees[2]	—	—
Tax fees[3]	1,986,000	296,686
All other fees[4]	5,005	—
Total Fees	$ 4,098,505	$ 2,008,492

(1) Audit fees in 2019 and 2020 include fees for our annual audit, quarterly review procedures, comfort letters and consents, assistance with and review of documents filed with the SEC, and other fees in connection with our adoption of new accounting pronouncements.
(2) There were no audit-related fees incurred in 2019 or 2020.
(3) Tax fees relate to tax return preparation and tax advisory services, and increased in 2020 compared to 2019 due to the Company's commercialization and international expansion, and tax services provided in connection with those activities.
(4) All other fees in 2020 consisted of subscription fees for Ernst & Young's online accounting research tool.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

During 2020 and 2019, all audit and non-audit services by our independent registered public accounting firm were pre-approved by our Audit Committee. The Audit Committee may establish pre-approval policies and procedures, subject to SEC and Nasdaq rules and regulations, for such services. The Audit Committee may delegate authority to pre-approve non-audit services to one or more members of the committee. Any decision to pre-approve an activity must be reported to the full Audit Committee at its first meeting following such decision.

Auditor Independence

In 2020, Ernst & Young did not provide any services to Moderna that would have caused our Audit Committee to reconsider that firm's independence.

Vote Required

The ratification of the appointment of Ernst & Young requires the affirmative vote of a majority of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote AGAINST the proposal.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021.

Audit Committee Report

The information contained in the following Audit Committee Report shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Moderna specifically incorporates it by reference in such filing.

The Audit Committee serves as the representative of Moderna's Board of Directors with respect to its oversight of:

- Moderna's accounting and financial reporting processes and the audit of our financial statements;
- the integrity of Moderna's financial statements;
- Moderna's compliance with legal and regulatory requirements;
- significant risks, reviewing Moderna's policies for risk assessment and risk management, and assessing the steps management has taken to control these risks; and
- the appointment, qualifications, and independence of the independent registered public accounting firm.

The Audit Committee also reviews the performance of the independent registered public accounting firm in the annual audit of Moderna's financial statements and in assignments unrelated to the audit, and reviews the independent registered public accounting firm's fees.

The Audit Committee is composed of three non-employee directors. The Board of Directors has determined that each member of the Audit Committee is independent and that Ms. Tallett, Mr. Berenson and Mr. Sagan each qualifies as an "audit committee financial expert" under SEC rules.

The Audit Committee provides the Board of Directors such information and materials as it may deem necessary to apprise the Board of Directors of financial matters requiring its attention. The Audit Committee reviews Moderna's financial disclosures and meets privately, outside the presence of management, with the independent registered public accounting firm. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in Moderna's Annual Report on Form 10-K for the year ended December 31, 2020, with management

and with Ernst & Young, including a discussion of the quality and substance of the accounting principles, the reasonableness of significant judgments made in connection with the audited financial statements, and the clarity of disclosures in the financial statements. The Audit Committee reports on these meetings to the Board of Directors.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young required by the applicable requirements of the PCAOB regarding that firm's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence from management and from Moderna, and considered the compatibility of non-audit services with Ernst & Young's independence. Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that Moderna's audited consolidated financial statements be included in Moderna's Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the SEC.

The Audit Committee has selected Ernst & Young as Moderna's independent registered public accounting firm for the year ending December 31, 2021. The Board of Directors recommends that stockholders ratify this selection at Annual Meeting.

Respectfully submitted by the members of the Audit Committee of the Board of Directors:

Elizabeth Tallett (Chairperson)

Stephen Berenson

Paul Sagan

Information about the 2021 Annual Meeting of Stockholders

To be held at 8:00 a.m. Eastern Time on April 28, 2021.

Why am I receiving these materials?

Our Board of Directors is providing these proxy materials to you in connection with a solicitation of proxies for use the Annual Meeting. You are invited to attend the Annual Meeting and we are asking you to vote on the proposals described in this proxy statement. All stockholders as of the close of business on March 1, 2021, will receive the proxy materials and have the ability to access them online at www.proxyvote.com.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on March 1, 2021, the record date for the Annual Meeting (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of our common stock held as of the Record Date for each matter addressed at the meeting. As of the Record Date, there were 400,179,947 shares of common stock outstanding and entitled to vote. You are entitled to vote shares that are held of record directly in your name and shares held for you as the beneficial owner through a stockbroker, bank, or other nominee. For more information, see *"What is the difference between holding shares as a stockholder of record and as a beneficial owner?"*

What business will be conducted at the Annual Meeting?

The following table shows the proposals to be presented for a vote, the applicable voting requirements, and the Board's recommendations.

Proposal	Vote required to pass	Voting options	Board's recommendation	Effect of abstentions and broker non-votes*
Elect three Class III directors to hold office until the 2024 annual meeting of stockholders	A plurality vote of the shares of our common stock present in person or by proxy and entitled to vote, which means the three nominees who receive the most FOR votes will be elected	✓ **FOR** all nominees WITHHOLD as to all nominees **FOR** all nominees except for those specified, from whom you WITHHOLD your vote	✓ **FOR** each nominee	No effect
Approve, on a non-binding, advisory basis, the compensation of our named executive officers	The affirmative vote of a majority of the shares of our common stock present in person or by proxy and entitled to vote	✓ **FOR**, AGAINST or ABSTAIN	✓ **FOR**	Abstentions will count as a vote AGAINST the proposal Broker non-votes will have no effect on the outcome
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021	The affirmative vote of a majority of the shares of our common stock present in person or by proxy and entitled to vote	✓ **FOR,** AGAINST or ABSTAIN	✓ **FOR**	Abstentions will count as a vote AGAINST the proposal There should not be any broker non-votes, but they will have no effect on the outcome

* See "What if I do not specify how my shares are to be voted?" for an explanation of broker non-votes.

The Board of Directors knows of no other business to be brought before the Annual Meeting. Should any other matters be presented, the individuals named in the proxy will have the authority to take action in regard to such matters as in their judgment seems advisable. If you hold shares through a broker, bank, or other nominee, they will not be able to vote your shares on any other business that comes before the Annual Meeting unless they receive instructions from you with respect to such matter.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholder of record

If your shares are registered directly in your name with Computershare Trust Company, N.A., our transfer agent, then you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote online during the Annual Meeting.

Beneficial owner

If your shares were held in a stock brokerage account or by a bank or other nominee on your behalf, then you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote your shares by following the voting instructions you receive. Your broker, bank, or other nominee has only limited authority to vote your shares without your instructions. For more information, see "*What if I do not specify how my shares are to be voted?*"

How can I attend the Annual Meeting?

Admission to the Annual Meeting

We will host the Annual Meeting via the Internet. You will not be able to attend the meeting in person. Participation in the Annual Meeting as a stockholder, with the right to vote and submit questions, is limited to stockholders as of the close of business on the Record Date. The meeting can be accessed at: www.virtualshareholdermeeting.com/MRNA2021.

Other stockholders and members of the public can also access the Annual Meeting at the URL above without a control number, but without the right to vote or submit a question.

The webcast of the Annual Meeting will begin at 8:00 a.m., Eastern Time, on April 28, 2021. Online access will begin at 7:45 a.m., Eastern Time, and we encourage you to log into the Annual Meeting 5-15 minutes prior to the start time.

If you encounter difficulties accessing the Annual Meeting, please call the technical support number that will be posted on the registration page for the meeting website.

Stockholder of record

If you were a stockholder of record at the close of business on the Record Date, you will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials. You do not need to do anything in advance to access the Annual Meeting.

Beneficial owner

If you were a beneficial owner at the close of business on the Record Date, you may attend the Annual Meeting. You will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials if you wish to attend the Annual Meeting with the right to vote and submit a question. Even if you do not have your control number or were not a stockholder as of the close of business on the Record Date, you can still access the meeting, but will not be able to vote at the meeting or submit a question.

How do I vote?

Stockholder of record

If you are a stockholder of record, you can vote in one of the following ways:

Internet. Go to www.proxyvote.com to complete an electronic proxy card. You will need the control number from the proxy card you receive. You will be responsible for any Internet access charges you incur. If you vote online, you do not need to return a proxy card by mail. Votes by internet must be submitted by 11:59 p.m. on Tuesday, April 27, 2021, Eastern time, to be counted.

By telephone. Dial toll-free 1-800-690-6903 and follow the recorded instructions. You will need the control number from your proxy card. You will be responsible for any telephone charges you incur. If you vote by telephone, you do not need to return a proxy card by mail. Votes by telephone must be submitted by 11:59 p.m. on Tuesday, April 27, 2021, Eastern time, to be counted.

By mail. Complete, date, and sign your proxy card and return it promptly by mail in the envelope provided. The people named in the proxy card will vote your shares in accordance with the instructions you provide. If you return the proxy card, but do not give voting instructions on a particular matter, the people named in the proxy card will vote your shares in accordance with the recommendations of our Board of Directors. Votes by mail must be received by the close of business on Tuesday, April 27, 2021, Eastern time, to be counted.

During the meeting. If you plan to attend the virtual Annual Meeting, you may vote by following the instructions provided online during the meeting. However, even if you plan to attend the virtual Annual Meeting, we encourage you to submit your vote ahead of time by one of the methods listed above.

Beneficial owner

If your shares are held in street name, follow the voting instructions you receive from your broker, bank, or other nominee.

Can I submit a question for the meeting?

Stockholders as of the Record Date can submit questions in writing in advance of the meeting through www.proxyvote.com. Stockholders who attend the Annual Meeting and log in as a stockholder using their control number (as described above) will also have an opportunity to submit questions in writing during the meeting. We will try to answer as many submitted questions as time permits (whether submitted prior to or during the portion of the meeting when questions may be submitted). If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Can I change my vote or revoke my proxy?

Stockholder of record

If you are a stockholder of record, you may revoke your proxy or change your proxy instructions at any time before your proxy is voted at the Annual Meeting by:

- entering a new vote by Internet or telephone;
- signing and returning a new proxy card with a later date;
- delivering a written revocation to our Corporate Secretary; or
- accessing the Annual Meeting and voting in person.

Beneficial owner

If you are a beneficial owner, you must contact the broker, bank, or other nominee holding your shares and follow their instructions to change your vote or revoke your proxy.

What if I do not specify how my shares are to be voted?

Stockholder of record

If you submit a proxy but do not provide voting instructions, your shares will be voted:

- **FOR** the election of each of the nominees as Class III directors to serve for a three-year term (Proposal No. 1);
- **FOR** approval, on a non-binding, advisory basis, of the compensation of Moderna's named executive officers (Proposal No. 2);
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021 (Proposal No. 3); and
- In the discretion of the named proxy holders regarding any other matters properly presented for a vote at the Annual Meeting.

Beneficial owner

If you do not provide voting instructions, then your broker, bank, or other nominee will only have authority to vote your shares with respect to Proposal No. 3 (ratification of the appointment of the independent registered public accounting firm). Your shares will not be voted with respect to Proposals No. 1 and 2. This is known as a "broker non-vote."

What is the quorum requirement for the Annual Meeting?

A majority of the shares of common stock outstanding and entitled to vote, in person or by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. As of the Record Date, there were a total of 400,179,947 shares of common stock outstanding, which means that 200,089,975 shares of common stock must be represented in person or by proxy at the Annual Meeting to have a quorum. If there is no quorum, a majority of the shares present at the Annual Meeting may adjourn the meeting to a later date. Abstentions and broker non-votes will be counted for purposes of determining whether we have a quorum.

Who is soliciting my proxy?

Proxies are solicited by and on behalf of our Board of Directors. The individuals named in the proxy have been designated as proxy holders by our Board of Directors. When you return a proxy that is properly dated and executed, your shares represented by the proxy will be voted at the Annual Meeting in accordance with your instructions. If you do not give specific instructions on your proxy card, your shares will be voted in accordance with the recommendations of our Board of Directors. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is postponed or adjourned, the proxy holders can vote your shares on the new meeting date, unless you have properly revoked your proxy, as described above.

How are proxies solicited and who is paying for the solicitation?

Moderna will bear the entire cost of this proxy solicitation, including the distribution of the proxy materials. Copies of solicitation materials will also be made available to brokers, banks, and other nominees to forward to beneficial owners. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers, employees, or agents. Morrow Sodali, LLC has been retained to assist in soliciting proxies for a fee of $10,000 plus distribution costs and other expenses.

Why did I receive more than one Notice of the Annual Meeting?

If you receive more than one proxy card or voting instruction form for the Annual Meeting, your shares may be registered in more than one name or in more than one account. Please follow the voting instructions on each notice you received to ensure that all of your shares are voted.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy?

Stockholders of Moderna common stock who share a single address may receive only one copy of this proxy statement and Annual Report, unless we have received contrary instructions from any stockholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs and the environmental impact of the Annual Meeting. Stockholders who participate in householding will continue to receive separate proxy cards if they received a paper copy of proxy materials in the mail. If your household received only a single set of our proxy materials and you would like a separate copy, or if your household received multiple copies of our proxy materials and you want only a single copy next year, please notify our Corporate Secretary at the address

provided below. Stockholders who hold shares in street name may contact their brokerage firm, bank, or other nominee to request information about householding.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us at that time, we intend to file a Form 8-K to publish preliminary results and, within four business days after we know the final results, file an amendment to the Form 8-K to publish those results.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Proposal to include in our proxy statement

Stockholders may present proper proposals to be included in our proxy statement and considered at the next annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2022 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than November 10, 2021, unless the date of our 2022 annual meeting of stockholders is held more than 30 days before or after April 28, 2022, in which case the proposal must be received a reasonable time before we begin to print and send proxy materials for the 2022 Annual Meeting. In addition, stockholder proposals must comply with the applicable requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Proposal that will not be included in our proxy statement

Our bylaws contain an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. These matters may only be brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice, containing the information specified in our bylaws, to our Corporate Secretary. To be timely for our 2022 Annual Meeting, our Corporate Secretary generally must receive the written notice at our principal executive offices between December 29, 2021, and January 28, 2022. However, if we hold our 2022 Annual Meeting more than 30 days before or more than 60 days after April 28, 2022, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no later than the close of business on the later of (a) the 90th day before our 2022 Annual Meeting and (b) the 10th day following the day on which public announcement of the date of our 2022 Annual Meeting is first made.

Director nominations

You may propose director candidates for consideration by our Nominating and Corporate Governance Committee. For more information, see *"Governance—Composition of Our Board of Directors."*

To directly nominate a director for election at an annual meeting of stockholders, you must provide the information required by our bylaws. In addition, you must give notice to our Corporate Secretary in the time frame described above under *"--Proposal that will not be included in our proxy statement."*

How can I get a copy of Moderna's Bylaws?

Our bylaws are part of our public filings on the SEC's website at www.sec.gov. You may also contact our Corporate Secretary at our principal executive office for a copy of particular bylaw provisions.

How can I contact the Corporate Secretary?

You can reach our Corporate Secretary at the following address and phone number: Moderna, Inc., Attention: Corporate Secretary, 200 Technology Square, Cambridge, Massachusetts 02139, (617) 714-6500.

Where can I find more information about Moderna?

We file reports, proxy statements, and other information with the SEC, which is all publicly available on the SEC's website, http://www.sec.gov. You may also find any document we file with the SEC (and more) on our website at http://www.modernatx.com under the "Investors" heading. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement.

You should rely on the information contained in this document to vote your shares at the Annual Meeting. Moderna has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated March 10, 2021. You should not assume that the information contained in this document is accurate as of any later date, and the mailing of this document to stockholders at any time after that date does not suggest otherwise. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitations.

COVID-19 vaccine (mRNA-1273) timeline

(through December 2020)

The Moderna COVID-19 Vaccine has been authorized for emergency use by the FDA for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 18 years of age and older and has been authorized by Health Canada for the immunization of Canadians 18 years of age and older under an Interim Order. The Moderna COVID-19 Vaccine (referred to as the COVID-19 Vaccine Moderna outside the U.S. and Canada) is also subject to emergency, conditional or other authorizations in the European Union, Switzerland, the United Kingdom, Israel, Singapore and Qatar. Additional authorizations are currently under review in other countries and by the World Health Organization.



January 11, 2020
Chinese authorities shared the genetic sequence of the novel coronavirus

January 13, 2020
Sequence for mRNA-1273 against the novel coronavirus finalized

March 16, 2020
First participant dosed in NIH-led Phase 1 study

April 16, 2020
Award from U.S. government agency BARDA for up to $483 million to accelerate development

May 1, 2020
Collaboration announced with Lonza Ltd. to manufacture mRNA-1273 (goal of up to one billion doses per year)

May 18, 2020
Announcement of positive interim Phase 1 data

May 29, 2020
First participant dosed in Phase 2 study

July 14, 2020
Publication of positive interim Phase 1 data

July 26, 2020
Expansion of BARDA award to approx. $955 million in support of larger Phase 3 program

July 27, 2020
Phase 3 COVE study of approx. 30,000 participants initiated

August 26, 2020
Presentation of older adults Phase 1 data

September 29, 2020
Publication of older adults Phase 1 data

October 22, 2020
Phase 3 COVE study completed enrollment

November 16, 2020
Phase 3 study first interim analysis met statistical criteria

November 30, 2020
Phase 3 study primary analysis indicated vaccine efficacy of 94.1% and filing with U.S. FDA for EUA

December 18, 2020
U.S. FDA authorized Moderna COVID-19 Vaccine for emergency use

December 23, 2020
Health Canada authorized Moderna COVID-19 Vaccine under an Interim Order



Corporate headquarters

200 Technology Square, Cambridge, MA 02139
phone 617 714 6500 | fax 617 583 1998

modernatx.com

Transfer Agent:

Computer Share Trust Company, N.A.

Audit Firm:

Ernst & Young, LLP